0-27874


YEAR LISTING
NASDAQ LISTED
ANSOFT

[2006] ANNUAL REPORT

Simulation Software for High-Performance Electronic Design

Electronics and Communications

Ansoft's technology can meet the challenges of modern high-performance IC, interconnect and RF/microwave design. By leveraging advanced electromagnetic-field simulators dynamically linked to powerful circuit and system simulation, engineers can predict the behavior of high-performance electronic products long before building a prototype in hardware. This approach enables electronics companies to achieve a competitive advantage with faster time to market, reduced costs and improved system performance.

Our IC extraction and simulation software helps engineers create the next generation of DigitalRF CMOS ICs, GaAs/SiGe RFICs and SiP/SOC designs. Modern high-performance IC design is made possible by innovative circuit topologies that enable the integration of digital, analog and RF functionality as well as new device and process technologies that drive optimization of size, power, cost and yield. At GHz operating frequencies, critical on-chip embedded passives including spiral inductors and MOM capacitors must be carefully designed to account for 3D and full-wave effects. All on-chip parasitics must be accurately accounted for and extracted to model the key loss components and corresponding signal degradation. Furthermore, as transistor counts increase dramatically to provide large-scale functional integration and compensate for lossier silicon, new circuit simulation strategies and tools must be adopted to fulfill concurrent demands for accuracy, capacity, speed and robust convergence.

Our signal-integrity products help engineers model, simulate and validate high-speed channels and complete power-delivery systems typical in modern high-performance electronics. High-speed systems achieve multi-gigabit data rates by replacing legacy shared parallel buses with GHz-speed, point-to-point serial buses. Ensuring signal fidelity at GHz speeds requires a new generation of design strategies and tools to accurately characterize signal transmission.

Our high-frequency design software helps engineers design, simulate and validate the behavior of complex, high-performance RF, microwave and millimeter-wave devices in next-generation wireless communication and defense systems. Designers of high-frequency components, circuits and systems must adopt a new generation of design strategies and tools to meet demanding specifications for performance and reliability while optimizing size, weight, power and cost.

Electromechanical Systems

Our electromechanical design solution helps engineers design, simulate and validate complex, high-performance components, circuits and systems for automotive, industrial automation and aerospace applications. Consumer demand for performance, entertainment, safety and fuel efficiency drives the integration of electromagnetic components, power-electronic circuits and control systems each involving different physical domains and design expertise. These ever-increasing requirements compel the adoption of a new generation of design strategies and tools to accurately characterize the interdependent physical domains inherent in these systems.

Ansoft technology can precisely characterize the nonlinear, transient motion of electromechanical components and their effect on the drive circuit and control system design. By leveraging advanced electromagnetic-field simulators linked to powerful circuit and system simulation software, engineers can understand the performance of electromechanical systems long before building a prototype in hardware. This approach enables Ansoft customers to achieve a competitive advantage with faster time to market, reduced costs and improved system performance.

Annual Revenue (In Thousands)
Fiscal Year Ended April 30


$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
04 05 06

Cash Flows From Operations (In Thousands)
Fiscal Year Ended April 30


$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$0
04 05 06

Net Income (In Thousands)
Fiscal Year Ended April 30


$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$0
04 05 06

Quarterly Revenue (In Thousands)


$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$0
Q1 Q2 Q3 Q4
FY 05
FY 06

ANSOFT CORPORATION

SIMULATION SOFTWARE FOR HIGH-PERFORMANCE ELECTRONIC DESIGN

At Ansoft, we are dedicated to achieving our mission of leading the high-performance segment of the electronic design automation (EDA) market by leveraging electromagnetics across component, circuit and system design. Our software solutions help our customers quickly and profitably design high-performance electronic products found in the computer, communications, automotive, semiconductor and consumer electronics sectors that each of us interact with on a daily basis.

TO OUR STOCKHOLDERS

This year Ansoft celebrates its tenth anniversary as a NASDAQ-listed company. Since our initial public offering in April 1996, Ansoft has secured its position as one of the most successful and innovative electronic design automation companies. Our earnings increase of 89% compared to fiscal 2005 and recent recognition ranking Ansoft among the highest performing growth companies in the US demonstrates that we continue to succeed in our goal of leading the high-performance segment of the EDA market.

The global demand for more consumer and industrial electronic products continues to increase. These market forces, in turn, drive the demand for more Ansoft technology by engineers tasked with designing high-performance electronic products. Thus, we anticipate increasing revenue and profitability well into the future.

To this end, we will continue to create new design and simulation technologies that will grow Ansoft's presence in all sectors of the high-performance electronics market, deliver the Ansoft competitive advantage to our customers and create increased value for our shareholders.

Nicholas Csendes
President and
Chief Executive Officer

Zoltan J. Cendes, Ph.D.
Chairman of the Board
and Chief Technology Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark one)

☑ **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**
for the fiscal year ended April 30, 2006 or

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934**
for the transition period from ____________________ to ________________

Commission file number 000-27874

ANSOFT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	72-1001909
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
225 West Station Square, Suite 200 Pittsburgh, Pennsylvania	**15219-1119**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (412) 261-3200

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common stock, par value $.01 per share

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

As of October 31, 2005, the aggregate market value of voting common stock held by non-affiliates of the registrant, based upon the last reported sale price for the registrant's common stock on the NASDAQ National Market on such date, as reported in The Wall Street Journal, was $271,038,784.

The number of shares of the registrant's common stock outstanding as of the close of business on June 1, 2006 was 23,715,730.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement of Ansoft Corporation (the "Company") to be furnished in connection with the solicitation of proxies by the Company's Board of Directors for use at the 2006 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent provided herein. The incorporation by reference herein of portions of the Proxy Statement shall not be deemed to specifically incorporate by reference the information referred to in Items 306(c) and 306(d) and 402(a)(8) and (9) of Regulation S-K.

TABLE OF CONTENTS

PART I

From time to time Ansoft Corporation, incorporated in Delaware in March of 1989 (we, "Ansoft" or the "Company") has made and may continue to make written or oral "forward-looking statements" including those contained in this Annual Report on Form 10-K. These forward-looking statements represent the Company's present expectations or beliefs concerning future events. The Company cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements including those factors identified in "Risk Factors" under "Item 1. Business." The following discussion and analysis also should be read in conjunction with "Item 6. Selected Consolidated Financial Data" and our Consolidated Financial Statements and Notes thereto included elsewhere in this report. Results actually achieved may differ materially from expected results included in these statements.

ITEM 1. BUSINESS

Overview

Ansoft is a leading developer of high-performance electronic design automation ("EDA") software. Ansoft products are used by electrical engineers worldwide to design state-of-the-art technology products, such as cellular phones, internet networking, satellite communications systems, integrated circuits and circuit boards, and electronic sensors and motors. Engineers use our software to maximize product performance, eliminate physical prototypes, and to reduce time-to-market.

Industry Background

Engineers use EDA software to automate manual, time-consuming and error-prone design processes, resulting in dramatic increases in productivity and efficiency. EDA software can be used in each of the three phases of the electronic design process: *Logic Design and Synthesis*, which provides an outline of the system's overall architecture; *Functional Design and Analysis*, which encompasses the specification of desired functionality, functional design, simulation and analysis; and *Physical Design and Verification*, which involves the creation of physical layout (i.e., placement and routing) and verification that the design meets required specifications.

Modern electronic and communication systems operate at Gigahertz frequencies and transmit/receive data at Gigabit speeds. As demands for operating performance get ever higher, component level details for the passive interconnects as well as transistor level detail for the active circuits must be modeled accurately. Furthermore, the integration of ever greater functionality on a single chip, system-on-chip, or system-in-package combined with continuing miniaturization leads to dramatic increases in the complexity of electronic components and circuits. This dual requirement of greater accuracy/detail and greater complexity/problem-size drives the demand for a new class of EDA tools to simulate the real life behavior of high-performance electronic and communication devices.

While traditional EDA tools have become more sophisticated, the process for designing and manufacturing wireless and electronic components and systems is often iterative, time-consuming and inaccurate. Designs are generated, devices and systems are developed, prototypes are built, performance is measured and assessed and designs are then refined to meet the original performance specifications. This entire process is typically repeated a number of times, lengthening the design process, increasing costs and resulting in lost market opportunities.

The Ansoft Solution

We offer electromagnetic and circuit simulation technologies that meet the dual demands of accuracy/detail and complexity/size. Ansoft simulation technologies are based on fundamental research breakthroughs in modeling electromagnetic and circuit details at very high operating device performance and are especially tailored to meet the exacting demands of Gigahertz and Gigabit designs. Customers use our products to define the architecture of their device, create specifications for functional blocks, design the circuits and components, evaluate component level interactions, and optimize circuit or system performance under actual operating conditions. Ansoft's software products may be used as an independent design platform or integrated with complementary EDA tools within a customer's existing design environment.

Ansoft Strategy

Ansoft's objective is to become the leading worldwide supplier of high performance EDA software. Using our proprietary electromagnetic and circuit simulation technologies as a primary competitive advantage, we pursue our objective through the following strategies: leveraging our technology leadership to solve emerging design challenges at the cutting-edge of device performance; capitalizing on the growing need for simulation technologies to provide GHz/Gigabit accurate analysis and validation of high-performance electronics; and expanding our broad range of product applications to address emerging customer design requirements.

Products

Ansoft provides several products that address our customers' component and system level design needs. Customers encounter different combinations of challenges in their designs and often purchase multiple products. The products are listed below and organized by their market application.

Ansoft High Performance Electronics Software

HFSS™ is Ansoft's flagship 3D electromagnetic field simulation software for high frequency, radio frequency (RF) and wireless design. Ansoft HFSS™ brings the power of the finite element method (FEM) to the engineer's desktop by leveraging advanced techniques such as automatic adaptive mesh generation and refinement, automatically computes multiple adaptive solutions until a user-defined convergence criterion is met.

Nexxim® is Ansoft's advanced circuit simulator that addresses the increasingly complex, nonlinear and full-wave circuit behavior of RFCMOS, GaAs/SiGe RF ICs, Gigabit communication backplane design. Nexxim® guarantees consistency of results across time and frequency domains by using the same circuit netlist and library models for transient and harmonic balance analyses.

SIwave™ provides advanced analysis of printed circuit boards (PCBs), components, and packages. SIwave™ generates both frequency- and time-domain results, allowing engineers to model not only individual components, but also entire PCBs and package structures.

Q3D Extractor™ is a physics-based EDA tool for the electromagnetic-field simulation of two-dimensional (2D) and arbitrary three-dimensional (3D) structures. Q3D Extractor™ provides engineers with RLGC parameters and SPICE models which are used extensively to analyze high-speed electronic designs.

Ansoft Designer® provides a design environment to dynamically link electromagnetic analysis with circuit and system-level simulation. The key to this integration is a unique capability called Solver-on-Demand™

that orchestrates the use of multiple solvers — while still giving the users complete control. Users can perform System/Circuit/EM co-simulation in Ansoft Designer and optimize product performance under actual operating conditions.

Turbo Package Analyzer™ (TPA) is a software tool that automates the analysis of all complex semiconductor packages. TPA can analyze flip-chip, chip-scale package, and multiple-die system-in-package designs common in the networking and broadband communications markets.

AnsoftLinks™ provides bidirectional links for streamlining data import/export between Ansoft's products and popular electronic design automation (EDA) packages from companies such as Cadence®, Synopsys®, Zuken®, and Mentor®. MCAD links include IGES and STEP formats common to ProEngineer, Catia and Unigraphics.

Full-Wave Spice™ provides high-bandwidth SPICE models at the touch of a button. This capability enables engineers to design electronic and communication components while taking Gigahertz-frequency effects into account.

Optimetrics™ is a smart parametric analysis and optimization module that allows users to perform parametric analysis, optimization, sensitivity analysis, and other design studies from an easy to use interface.

Ansoft's Electromechanical (EM) Software

Maxwell 3D® and 2D are comprehensive, easy-to-use software tools for design problems requiring an accurate, two-dimensional or three-dimensional representation of the electric or magnetic field behavior. Maxwell includes AC/DC magnetic, electrostatic, and transient electromagnetic fields; thermal analysis; parametric modeling; and optimization. Additionally, Maxwell® produces highly accurate equivalent circuits for inclusion within Ansoft's SIMPLORER™ and other circuit tools.

SIMPLORER™ is a multi domain simulation package for the design of complex power electronic and drive systems. SIMPLORER™ is based on a unique simulator coupling technology and supports fast and easy model generation using three modeling languages — electrical circuits, block diagrams and state machines. Simulation results may be displayed with oscilloscopes or digital displays using Active Elements Technology.

RMxprt™ helps electric-machine manufacturers make sizing decisions and estimate performance during the initial stage of the design process. RMxprt™ is an ideal tool for calculating critical design parameters, such as torque vs. speed, power loss, flux in the air gap, and efficiency.

AnsoftLinks™ provides bidirectional links for streamlining data import/export between Ansoft's products and popular MCAD formats include IGES and STEP which are common to ProEngineer, Catia and Unigraphics.

Optimetrics™ is a smart parametric analysis and optimization module that allows users to perform parametric analysis, optimization, sensitivity analysis, and other design studies from an easy to use interface.

Research and Development

Ansoft has a team of research engineers focused on the mathematical and physical underpinnings of the Company's simulation algorithms. Dr. Zoltan Cendes, a founder of the Company, serves as the technical leader of the group. By virtue of over 20 years of research and development by Dr. Cendes prior to the Company's inception in 1984, and by its internal research and development staff thereafter, Ansoft has pioneered the following technologies: automatic and adaptive convergence to solutions, asymptotic waveform evaluation for spectral domain solutions, transfinite elements, edge elements and tangential vector finite elements and fast multipole acceleration algorithms.

We continually seek to design and develop new technologies, products and interfaces based on our core electromagnetic expertise. This effort includes releasing improved versions of our products on a regular basis as well as developing new products. Ansoft assigns an interdisciplinary team of personnel from research and development, software development, documentation, quality assurance, customer support and marketing to each product development project. Ansoft develops cooperative relationships with major customers with respect to beta-testing its new products or enhancements and implementing suggestions for new product features. The Company also maintains cooperative relationships with the major hardware vendors on which the Company's products operate.

As of April 30, 2006, Ansoft's research and development group consisted of 112 employees. During fiscal 2006, 2005, and 2004, total research and development expenses were $17 million, $16.9 million, and $15.7 million, respectively.

Sales and Marketing

Ansoft markets and sells its products worldwide through its direct sales force and select number of distributors. The Company hires application engineers with significant industry experience who can analyze the needs of its customers and gain technical insight into the development of future products and enhancements to existing products. The Company's application engineers work with the direct sales force to provide on-site support during critical stages of the user's benchmark, evaluation and implementation processes. The Company generates sales leads through customer referrals, advertising in trade publications and on the internet. In addition, the Company participates in industry trade shows and organizes seminars to promote and expand the adoption of its products.

In North America, the Company maintains sales and support offices in Arizona, California, Florida, Illinois, Massachusetts, Michigan, New Jersey, Oregon, Texas, Wisconsin, Pennsylvania and Ontario, Canada. In Asia-Pacific, the Company maintains sales and support offices in Japan, Korea, Singapore, Taiwan, and China. In Europe, the Company maintains sales and support offices in England, Germany, France, Italy and Denmark. As of April 30, 2006, the Company had a direct sales force of 45 representatives, supported by 114 employees in application engineering, marketing and sales administration.

Customers

The Company has significant breadth in its installed base with over 2,000 customers in the communications, semiconductor, automotive/industrial, computer, consumer electronics and defense/aerospace industries. No single customer in the Company's installed base accounted for more than 10% of total revenue within any of the past three fiscal years, and the loss of any one customer or small group of customers would not have a material adverse effect on the Company.

Customer Service and Support

Ansoft offers customers annual maintenance contracts that may generally be purchased for 15% of the list price of the respective software product. Customer support services include on-line and telephone support for design engineers and on-site and in-house training on all products. Customers with maintenance agreements receive product enhancement releases, typically identified by a subsequent whole number version of the same product name (e.g., HFSS™ V10). Product upgrades that add significant new functionality are typically separately identified as an add-on module and have a stand-alone list price (e.g., Optimetrics) and are not covered by the annual maintenance agreement.

We offer a variety of training programs for customers ranging from introductory level courses to advanced training for an additional fee.

Competition

The electronic design automation software market in which Ansoft competes is intensely competitive and subject to rapid change. Ansoft competes directly with certain software offerings from various public EDA companies, in-house analysis tools or test and measurement methodologies and certain smaller privately-held companies. In addition, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, and further concentration within the EDA industry could result in increased competition for Ansoft. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could seriously harm Ansoft's business, operating results or financial condition. Ansoft may be unable to compete successfully against current and future competitors, and competitive pressures faced by Ansoft could seriously harm Ansoft's business, operating results and financial condition.

We believe that the principal competitive factors in our market include:

- High performance (problem complexity) and accuracy;
- Short run time;
- Ease of use;
- Depth and breadth of product features;
- High quality user support;
- Interoperability; and
- Price.

Proprietary Rights

Ansoft is heavily dependent on its proprietary software technology. The Company relies on a combination of non-competition and confidentiality agreements with its employees, license agreements, copyrights, trademarks and trade secret laws to establish and protect proprietary rights to its technology. Ansoft does not hold any patents. All Ansoft software is shipped with a security lock which limits software access to authorized users. In addition, the Company does not license or release its source code. Effective copyright and trade secret protection of the Company's proprietary technology may be unavailable or limited in certain foreign countries.

Seasonal Effects

Traditionally, sales in the first quarter will decrease from the fourth quarter of the prior fiscal year. Traditionally, revenues will sequentially increase over the next three quarters of the fiscal year. The fourth quarter is typically the highest revenue quarter for the fiscal year.

Employees

As of April 30, 2006, Ansoft had a total of 298 employees, including 112 in research and development, 159 in sales, marketing, and customer support services and 27 in administration. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good. Many of the company's employees are highly skilled, and there is no assurance that the Company will be able to attract and retain sufficient technical personnel in the future.

Other Information

Ansoft maintains investor relations pages on its internet website at http://www.ansoft.com. On these pages, Ansoft makes available its annual, quarterly and other current reports filed or furnished with the SEC as soon as practicable. These reports may be reviewed or downloaded free of charge. Alternatively, if you would like a paper copy of any such SEC report (without exhibits) or document, write to Mark Ravenstahl, Ansoft Corporation, 225 West Station Square Drive, Suite 200, Pittsburgh, PA 15219, and a copy of such requested document will be provided to you, free of charge.

ITEM 1A. RISK FACTORS

Our Future Operating Results Are Uncertain.

Ansoft incurred a net loss in fiscal 2003. There can be no assurance that Ansoft's revenue and net income will grow or be sustained in future periods or that Ansoft will be profitable in any future period. Future operating results will depend on many factors, including the degree and the rate of growth of the markets in which Ansoft competes and the accompanying demand for Ansoft's products, the level of product and price competition, the ability of Ansoft to develop and market new products and to control costs, the ability of Ansoft to expand its direct sales force and the ability of Ansoft to attract and retain key personnel.

Our Quarterly Operating Results Are Difficult To Predict.

We are unable to accurately forecast our future revenues primarily because of the emerging nature of the market in which we compete. Our revenues and operating results generally depend on the size, timing and structure of licenses. These factors have historically been, and are likely to continue to be, difficult to forecast. In addition, our current and future expense levels are based largely on our operating plans and estimates of future revenues and are, to an extent, fixed. We may be unable to adjust spending sufficiently or quickly enough to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures would seriously harm our business, financial condition and results of operations. Such shortfalls in our revenue or operating results from levels expected by public market analysts and investors could seriously harm the trading price of our common stock. Additionally, we may not learn of such revenue shortfalls, earnings shortfalls or other failure to meet market expectations until late in a fiscal quarter, which could result in an even more immediate and serious harm to the trading price of our common stock.

Our quarterly operating results have varied, and it is anticipated that our quarterly operating results will vary, substantially from period to period depending on various factors, many of which are outside our control. Due to the foregoing factors, we cannot predict with any significant degree of certainty our quarterly revenue and operating results. Further, we believe that period-to-period comparisons of our operating results are not necessarily a meaningful indication of future performance.

Our Stock Price Is Volatile.

The trading price of our common stock has fluctuated significantly in the past, and the trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to such factors as:

- Actual or anticipated fluctuations in our operating results;
- Announcements of technological innovations and new products by us or our competitors;
- New contractual relationships with strategic partners by us or our competitors;
- Proposed acquisitions by us or our competitors; and
- Financial results that fail to meet public market analyst expectations of performance.

In addition, the stock market in general, the NASDAQ National Market and the market for technology companies in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may seriously harm the market price of our common stock in future periods.

Businesses Or Assets We Acquire May Not Perform As Projected.

We have acquired a number of technologies, assets and companies in recent years, including the Agilent Technologies' HFSS™ product line within the past five years. As part of our efforts to increase revenue and expand our product and services offerings we may acquire additional companies in the future. In addition to direct costs, acquisitions pose a number of risks, including potential dilution of earnings per share, delays and other problems of integrating the acquired products and employees into our business, the failure to realize expected synergies or cost savings, the failure of acquired products to achieve projected sales, the drain on management time for acquisition-related activities, possible adverse effects on customer buying patterns due to uncertainties resulting from an acquisition, and assumption of unknown liabilities. The foregoing factors could seriously harm our business, financial condition and results of operations.

We May Lose Competitive Advantages If Our Proprietary Rights Are Inadequately Protected.

Ansoft's success depends, in part, upon its proprietary technology. We rely on a combination of trade secrets, copyrights, trademarks and contractual commitments to protect our proprietary rights in our software products. We generally enter into confidentiality or license agreements with our employees, distributors and customers, and limit access to and distribution of our software, documentation and other proprietary information. Despite these precautions, a third party may still copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries. It is possible that we may fail to adequately protect our proprietary rights. This would seriously harm Ansoft's business, operating results and financial condition.

We May Be Unable To Attract And Retain The Key Management And Technical Personnel That We Need To Succeed.

Ansoft's future operating results depend in large part upon the continued services of its key technical and management personnel. Ansoft does not have employment contracts with any executive officer. Ansoft's future success will also depend in large part on its ability to continue to attract and retain highly skilled technical, marketing and management personnel. The competition for such personnel, as well as for qualified EDA engineers, is intense. If Ansoft is unable to attract, hire and retain qualified personnel in the future, the development of new products and the management of Ansoft's increasingly complex business would be impaired. This could seriously harm Ansoft's business, operating results and financial condition.

We Depend On International Sales for a Significant Percentage Of Our Revenue.

International revenue, principally from Asian customers, accounted for approximately 62% and 57% of our total revenue in the years ended April 30, 2006 and 2005, respectively. We expect that international license and service revenue will continue to account for a significant portion of our total revenue for the foreseeable future. Our international business activities are subject to a variety of potential risks, including:

- The impact of recessionary environments in foreign economies;
- Longer receivables collection periods and greater difficulty in accounts receivable collection;
- Difficulties in staffing and managing foreign operations;
- Political and economic instability;
- Unexpected changes in regulatory requirements;
- Reduced protection of intellectual property rights in some countries; and
- Tariffs and other trade barriers.

Currency exchange fluctuations in countries in which we license our products could also seriously harm our business, financial condition and results of operations. In addition, the laws of certain countries do not protect our products and intellectual property rights to the same extent, as do the laws of the United States. Moreover, it is possible that we may fail to sustain or increase revenue derived from international licensing and service or that the foregoing factors will seriously harm our future international license and service revenue, and, consequently, seriously harm our business, financial condition and results of operations.

We Need To Successfully Manage Our Expanding Operations.

Revenues have grown from $8.7 million in fiscal 1996 to $77.2 million in fiscal year 2006, and the number of employees has grown from 69 in April 1996 to 298 as of April 30, 2006. Ansoft's ability to manage growth effectively will require it to continue to improve its operational and financial systems, hire and train new employees and add additional space, both domestically and internationally. Ansoft may not be successful in addressing such risks, and the failure to do so would seriously harm Ansoft's business, financial condition and results of operations.

We Depend On The Growth Of The Communications, Semiconductor And Electronics Industries.

Ansoft is dependent upon the communications and semiconductor industry and, more generally, the electronics industry. These industries are characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Segments of these industries have from time to time experienced significant economic downturns characterized by decreased product demand, production over-capacity, price erosion, work slowdowns and layoffs. Any significant downturn could be especially severe on Ansoft. During such downturns, the number of new integrated circuit design projects often decreases. Since acquisitions of new licenses from Ansoft are largely dependent upon the commencement of new design projects, any slowdown in these industries could seriously harm Ansoft's business, financial condition and results of operations.

We Are Controlled By Our Principal Stockholders And Management Which May Limit Your Ability To Influence Stockholder Matters.

Our executive officers, who are also principal stockholders, own approximately 26% of the outstanding shares of Ansoft common stock. As a result, they have the ability to effectively control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may have the effect of delaying, deferring or preventing a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with those of other stockholders.

Anti-Takeover Provisions in Ansoft's Certificate Of Incorporation, Bylaws, And Under Delaware Law Could Prevent An Acquisition.

We have adopted a number of provisions that could have anti-takeover effects. The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock without any further vote or action by Ansoft's stockholders. This and other provisions of Ansoft's Certificate of Incorporation, Bylaws and Delaware Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management, including transactions in which the stockholders of Ansoft might otherwise receive a premium for their shares over then current market prices.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Ansoft occupies approximately 28,000 square feet of space at its headquarters in Pittsburgh, Pennsylvania under a lease expiring in 2008. The Company also leases sales and support offices in North America, Europe and Asia. Our current aggregate annual rental expenses for these facilities is approximately $2.6 million. Ansoft believes that its existing facilities are adequate for its current needs and that suitable additional space will be available when needed.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we become involved in various lawsuits, claims and proceedings related to the conduct of our business. Based on information currently available and advice of counsel, Ansoft believes that the eventual outcome of all claims against the Company will not, individually or in the aggregate, have a material adverse effect on Ansoft's business, consolidated operating results or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company held a special meeting of stockholders on April 20, 2006 at which the actions below were taken:

1. The stockholders approved an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of authorized shares of Company stock from 25,000,000 shares of common stock to 50,000,000 shares of common stock by the votes indicated below.

Shares in Favor	Shares Withheld
13,019,415	6,495

2. The stockholders approved the Company's 2006 Stock Incentive Plan by the votes indicated below.

Shares in Favor	Shares Withheld
6,153,084	18,585

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth, for the periods indicated, the range of high and low last reported sale prices for the Company's common stock as reported on the NASDAQ National Market. We are traded under the symbol ANST.

	High	Low
Fiscal year ended April 30, 2005		
1st Quarter	$ 7.64	$ 6.13
2nd Quarter	8.16	6.24
3rd Quarter	10.23	8.18
4th Quarter	14.23	10.60
Fiscal year ended April 30, 2006		
1st Quarter	$ 12.79	$ 10.70
2nd Quarter	16.00	12.06
3rd Quarter	17.75	15.07
4th Quarter	22.09	16.93
Fiscal year ended April 30, 2007		
1st Quarter (through June 1, 2006)	$ 23.20	$ 18.53

On March 7, 2006, the Company announced a two-for-one stock split effected in the form of a 100% stock dividend that was distributed on May 9, 2006. Accordingly, all share price information has been adjusted to reflect the stock split.

The Company has never paid any cash dividends on its common stock. We currently intend to retain the earnings from operations for use in the business and do not anticipate paying cash dividends with respect to our common stock in the foreseeable future. The payment of any future dividends will be determined by the Board of Directors in light of the then current conditions, including but not limited to the Company's earnings and financial condition.

On June 1, 2006, the Company had 209 stockholders of record, of which certain of the record holders were registered clearing agencies holding common stock on behalf of participants of such clearing agencies.

The following table sets forth, for the period indicated, Equity Compensation Plan Information for the Company.

Equity Compensation Plan Information
As of April 30, 2006

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,177,034	$ 4.36	1,255,000
Total	4,177,034	$ 4.36	1,255,000

Issuer Purchases of Equity Securities

In the fourth quarter of fiscal year ended April 30, 2006, we purchased 91,500 shares of Treasury Stock at an average price of $19.60. For the fiscal year ended April 30, 2006, we purchased 1,176,646 shares of Treasury Stock at an average price of $13.73. The following table sets forth the Treasury Stock purchased by month for the quarter ended April 30, 2006.

Period	Total number of shares repurchased	Average price paid per share	Total number of shares repurchased as part of publicly announced plans or programs	Maximum number of shares that may yet be repurchased under the plans or programs (1)
Feb. 1, 2006 – Feb. 28, 2006	31,000	$ 18.06	5,641,620	2,358,380
March 1, 2006 – March 31, 2006	32,500	$ 19.86	5,674,120	2,325,880
April 1, 2006 – April 30, 2006	28,000	$ 21.02	5,702,120	2,297,880
Total	91,500	$ 19.60		

(1) All repurchases were made pursuant to a share repurchase program publicly announced in 1998 and amended in 2002 and 2004. On March 1, 2006, the Company announced that the Board of Directors voted to amend its existing common stock repurchase program to permit the Company to acquire an additional 2,000,000 shares of its common stock. Unless terminated earlier by resolution of our Board of Directors, the share repurchase program will expire when we have repurchased all shares authorized for repurchase thereunder. Under the plan the Company is authorized to repurchase 8,000,000 shares.

On March 7, 2006, the Company announced a two-for-one stock split effected in the form of a 100% stock dividend that was distributed on May 9, 2006. Accordingly, all share and share price information have been adjusted to reflect the stock split.

ITEM 6. SELECTED FINANCIAL DATA

The selected condensed consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere herein.

	Fiscal Year Ended April 30,				
	2006	2005	2004	2003	2002
	(in thousands, except per share data)				
Consolidated Statement of Operations Data					
Revenue:					
License	$ 42,849	$ 39,322	$ 32,301	$ 27,540	$ 36,683
Service and other	34,362	28,348	22,352	19,779	16,752
Total revenue	77,211	67,670	54,653	47,319	53,435
Cost of revenue:					
License	535	505	702	683	938
Service and other	1,420	1,349	1,155	970	871
Total cost of revenue	1,955	1,854	1,857	1,653	1,809
Gross profit	75,256	65,816	52,796	45,666	51,626
Operating expenses:					
Sales and marketing	31,506	31,108	26,930	24,611	24,966
Research and development	17,016	16,901	15,690	18,588	17,705
General and administrative	5,060	4,861	4,488	4,284	4,555
Amortization	1,467	1,552	3,182	3,428	4,129
Total operating expenses	55,049	54,422	50,290	50,911	51,355
Income (loss) from operations	20,207	11,394	2,506	(5,245)	271
Other income, net (1)	1,395	2,206	904	1,152	1,347
Income (loss) before income taxes	21,602	13,600	3,410	(4,093)	1,618
Income tax expense (benefit)	3,805	4,159	854	(970)	404
Net income (loss)	$ 17,797	$ 9,441	$ 2,556	$ (3,123)	$ 1,214
Basic net income (loss) per share (2)	$ 0.75	$ 0.41	$ 0.11	$ (0.13)	$ 0.05
Diluted net income (loss) per share (2)	$ 0.69	$ 0.36	$ 0.10	$ (0.13)	$ 0.04
Weighted average shares outstanding – basic (2)	23,694	23,242	23,344	23,618	23,688
Weighted average shares outstanding – diluted (2)	25,851	25,892	26,496	23,618	27,298

1 Includes net realized gain (loss) on the sale of marketable securities of ($2), $732, ($7), $113, and $0 and other than temporary declines on marketable securities of $0, $27, $0, $78, $117 and $3,076 for the fiscal years ended April 30, 2006, 2005, 2004, 2003,and 2002, respectively.

2 All share and per share information have been adjusted to reflect the two-for-one stock split effected in the form of a 100% stock dividend that was declared on March 7, 2006 and distributed on May 9, 2006.

	April 30,				
	2006	2005	2004	2003	2002
	(in thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents	$ 16,456	$ 11,910	$ 15,218	$ 7,173	$ 5,269
Working capital	11,091	7,578	10,707	8,965	7,497
Total assets	85,080	73,421	67,636	63,154	68,224
Long term liabilities	1,088	1,039	10,242	10,000	10,520
Total stockholders' equity	56,261	49,285	41,686	39,826	43,647

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Form 10-K, the words "anticipate," "plan," "believe," "estimate," "expect" and similar expressions as they relate to Ansoft or its management are intended to identify such forward-looking statements. Ansoft's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include (1) the degree and rate of growth of the markets in which Ansoft competes and the accompanying demand for Ansoft's products, (2) the level of product and price competition, (3) the ability of Ansoft to develop and market new products and to control costs, (4) the ability to expand its direct sales force, and (5) the ability to attract and retain key personnel. Ansoft does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

Ansoft is a developer of electronic design automation ("EDA") software used in designing high performance technology products and industries. Ansoft's software is used by electrical engineers in the design of state of the art technology products, such as cellular phones, internet networking, satellite communications systems. integrated circuits and circuit boards, and electronic sensors and motors. Engineers use our software to maximize product performance, eliminate physical prototypes, and reduce time-to-market.

Our overall sales increased this past year. We had an increase in revenues of 14.1% for the fiscal year ended April 30, 2006 as compared to the prior year. The increase in revenues is primarily attributed to a continued improvement in the global economy. Our business grew in each of our three major regions and across both product lines.

Net income for the fourth quarter was $8.3 million compared to $4.3 million net income during the third fiscal quarter of 2006.

Ansoft's products are classified into two categories, high performance electronics and electromechanical (EM). The following table presents product sales by market application as a percentage of total sales:

	2006	2005	2004
High Performance Electronics	82%	81%	79%
Electromechanical	18%	19%	21%

Critical Accounting Policies

Ansoft's critical accounting policies are as follows:

- Revenue Recognition
- Valuation of Accounts Receivable
- Impairment of Long-Lived Assets

- Impairment of Marketable Securities Available for Sale
- Deferred Tax Asset Valuation Allowance

Revenue Recognition

Revenue consists of fees for licenses of software products and service and other revenue. Ansoft recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, and collectability is probable.

License revenue — Ansoft licenses its software generally on a perpetual basis with no right to return or exchange the licensed software. License revenue is recognized based on the residual method.

Postcontract customer support ("PCS") for an initial three month period is bundled with the perpetual license fee. Revenue related to the three-month PCS is deferred and recognized ratably over the three-month term. Ansoft's vendor-specific objective evidence of fair value, or VSOE, for the three-month PCS is based upon the pricing for comparable transactions when the element is sold separately. Ansoft's VSOE for the three-month PCS is based upon one fourth of the customer's annual maintenance contract renewal rates.

Service and other revenue consists primarily of PCS revenue. Following the initial three month PCS period, Ansoft offers customers one-year maintenance contracts generally at 15% of the list price of the respective software products. Ansoft recognizes all maintenance revenue ratably over the respective maintenance period. Customers typically renew maintenance agreements annually.

Revenue from customer training, support and other services is recognized as the service is performed.

Valuation of Accounts Receivable

Management reviews accounts receivable to determine which are doubtful of collection. In making the determination of the appropriate allowance for doubtful accounts, management considers Ansoft's history of write-offs, relationships with its customers, and the overall credit worthiness of its customers. The allowance for doubtful accounts as of April 30, 2006 and 2005 was $545,000 and $425,000 respectively. The increase in allowance in fiscal 2006 was primarily due to an increase in customer accounts believed to be uncollectible throughout the year of $143,000 offset by write-offs of $23,000. We had no significant changes in our collection policies or payment terms during the fiscal year ended April 30, 2006.

Impairment of Long-Lived Assets

The Company reviews assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. A determination of impairment is made based on estimates of future gross undiscounted cash flows. If such assets are considered to be impaired the amount of the impairment is based on the excess of the carrying value over the fair value of the assets.

Goodwill and purchased intangibles with indefinite lives are reviewed annually for impairment. A determination of impairment is based on the estimated fair value of the reporting unit.

Impairment of Marketable Securities Available for Sale
An impairment charge is recorded if a decline in the market value of any available for sale security below cost is deemed to be other than temporary. The impairment is charged to earnings and a new cost basis for the security is established.

Deferred Tax Asset Valuation Allowance

Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards. To the extent that it is more likely than not that some portion or all of the deferred tax asset will not be realized, a valuation allowance is established. The Company considers projected future taxable income in making this assessment.

The judgments used in applying the above policies are based on management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from those estimates. See also the "Risk Factors" under "Item 1 Business".

Results of Operations

	Fiscal Year Ended April 30			Fiscal Year Ended April 30		
(in thousands)	2006	2005	Percent Change	2005	2004	Percent Change
Revenue	$ 77,211	$ 67,670	14.1%	$ 67,670	$ 54,653	23.8%
Cost of revenue	1,955	1,854	5.4%	1,854	1,857	(0.2%)
Gross profit	75,256	65,816	14.3%	65,816	52,796	24.7%
Sales and marketing	31,506	31,108	1.3%	31,108	26,930	15.5%
Research and development	17,016	16,901	0.7%	16,901	15,690	7.7%
General and administrative	5,060	4,861	4.1%	4,861	4,488	8.3%
Amortization	1,467	1,552	(5.5%)	1,552	3,182	(51.2%)
Total operating expenses	55,049	54,422	1.2%	54,422	50,290	8.2%
Income from operations	20,207	11,394	77.3%	11,394	2,506	354.7%
Net realized gain (loss) on sale of securities	(2)	732	—	732	(7)	—
Other income and interest expense, net	1,397	1,474	(5.2%)	1,474	911	61.8%
Income before income taxes	21,602	13,600	58.8%	13,600	3,410	298.8%
Income tax expense	3,805	4,159	(8.5%)	4,159	854	387.0%
Net income	$ 17,797	$ 9,441	88.5%	$ 9,441	$ 2,556	269.4%

Year Ended April 30, 2006 compared with Year Ended April 30, 2005

Revenue. Total revenue for the fiscal year ended April 30, 2006 increased 14.1% to $77.2 million. License revenue for the fiscal year ended April 30, 2006 increased 9.0% to $42.8 million from $39.3 million. The increase is attributed to an improving economy, particularly an improvement in the technology sectors resulting in an increased demand for our software products worldwide. Growth occurred in both our high performance electronics and EM product lines during the year. Service and other revenue for the fiscal year ended April 30, 2006 increased 21.2% to $34.4 million due to the continued growth of the installed base of customers under annual maintenance agreements. Deferred revenue as of April 30, 2006 increased $2.4 million from prior year end.

International revenue accounted for 62% and 57% of the Company's total revenue in the years ended April 30, 2006 and 2005, respectively. Revenue in Asia accounted for 45% and 39% and revenue in Europe accounted for 17% and 18% in the years ended April 30, 2006 and 2005, respectively. Generally, the Company believes international sales are subject to additional risks associated with international operations, including currency exchange fluctuations, tariff regulations and requirements for export.

Exchange rates will fluctuate throughout the fiscal year. When comparing the percentage of international revenues to total revenues for the fiscal year, using current year exchange rates for the prior year revenues, the international revenue as a percentage of total revenue would decrease 1% to 56% of total revenue for the fiscal year ended April 30, 2005.

Cost of revenue. Cost of revenue consists primarily of software materials, personnel and other expenses related to providing maintenance, post-contract customer support, licenses and upgrades to customers. Cost of revenue for the fiscal years ended April 30, 2006 and 2005 was $2.0 million and $1.9 million.

Sales and marketing expenses. Sales and marketing expenses consist of salaries; commissions paid to internal sales and marketing personnel, promotional costs and related operating expenses. Sales and marketing expenses increased 1.3% to $31.5 million in the year ended April 30, 2006, as compared to $31.1 million in the previous fiscal year. Sales and marketing expenses represented 41% and 46% of total revenue for the fiscal years ended April 30, 2006 and 2005, respectively. This decrease is a result of the Company continuing to gain leverage from its sales force.

Research and development expenses. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Total research and development expenses increased 0.7% to $17.0 million in the year ended April 30, 2005, as compared to $16.9 million in the previous fiscal year. Research and development expenses represented 22% and 25% of total revenue in the years ended April 30, 2006 and 2005, respectively.

General and administrative expenses. General and administrative expenses increased 4.1% to $5.1 million in the year ended April 30, 2006, as compared to $4.9 million in the previous fiscal year. General and administrative expenses represented 7% of total revenue in both the years ended April 30, 2006 and 2005.

Amortization expense. Amortization expense in the fiscal year ended April 30, 2006 was $1.5 million, as compared to $1.6 million in the previous fiscal year.

Net realized gain (loss) on sale of securities. Net realized loss for the fiscal year ended April 30, 2006 was ($2,000) compared to a net realized gain of $0.7 million for the previous fiscal year.

Other income and interest expense, net. Other income for the fiscal year ended April 30, 2006 was $1.4 million, a decrease from the $1.5 million reported in the previous fiscal year. The decrease is primarily due to foreign currency transaction losses resulting from the strengthening of the U.S. dollar during the current fiscal year offset partially by additional income from a larger portfolio of marketable securities held during the current fiscal year.

Income tax expense (benefit). In the fiscal year ended April 30, 2006, the Company recorded tax expense of $3.8 million, a decrease from the $4.2 million reported in the previous fiscal year. The decrease in income tax expense was a result of $2.4 million of income tax benefit for a federal tax credit claim and refund related to foreign taxes previously paid and $1.0 million of income tax benefit associated with the reversal of the Company's remaining valuation allowance for certain U.S. Federal net deferred tax assets recorded in the current fiscal year.

Year Ended April 30, 2005 compared with Year Ended April 30, 2004

Revenue. Total revenue for the fiscal year ended April 30, 2005 increased 23.8% to $67.7 million. License revenue for the fiscal year ended April 30, 2005 increased 21.7% to $39.3 million from $32.3 million. The increase is attributed to an improving economy, particularly an improvement in the technology sectors resulting in an increased demand for our software products worldwide. Growth occurred in both our high performance electronics and EM product lines during the year. Service and other revenue for the fiscal year ended April 30, 2005 increased 26.8% to $28.3 million due to the continued growth of the installed base of customers under annual maintenance agreements. Deferred revenue as of April 30, 2005 increased $6.6 million.

International revenue accounted for 57% of the Company's total revenue in both of the years ended April 30, 2005 and 2004. Revenue in Asia accounted for 39% and 40% and revenue in Europe accounted for 18% and 17% in the years ended April 30, 2005 and 2004, respectively. Generally, the Company believes international sales are subject to additional risks associated with international operations, including currency exchange fluctuations, tariff regulations and requirements for export.

Exchange rates will fluctuate throughout the fiscal year. When comparing the percentage of international revenues to total revenues for the fiscal year, using current year exchange rates for the prior year revenues, the international revenue as a percentage of total revenue would be 56% of total revenue for the fiscal year ended April 30, 2005.

Cost of revenue. Cost of revenue consists primarily of software materials, personnel and other expenses related to providing maintenance, post-contract customer support, licenses and upgrades to customers. Cost of revenue for the fiscal years ended April 30, 2005 and 2004 was $1.9 million.

Sales and marketing expenses. Sales and marketing expenses consist of salaries; commissions paid to internal sales and marketing personnel, promotional costs and related operating expenses. Sales and marketing expenses increased 15.5% to $31.1 million in the year ended April 30, 2005, as compared to $26.9 million in the previous fiscal year. The increase is primarily due to the increased sales volume. Sales and marketing expenses represented 46% and 49% of total revenue for the fiscal years ended April 30, 2005 and 2004, respectively.

Research and development expenses. Research and development expenses include all costs associated with the development of new products and enhancements to existing products. Total research and development expenses increased 7.7% to $16.9 million in the year ended April 30, 2005, as compared to $15.7 million in the previous fiscal year. Total research and development expenses increased primarily due to the addition of personnel to meet software development requirements. Research and development expenses represented 25% and 29% of total revenue in the years ended April 30, 2005 and 2004, respectively.

General and administrative expenses. General and administrative expenses increased 8.3% to $4.9 million in the year ended April 30, 2005, as compared to $4.5 million in the previous fiscal year. The increase is due primarily to costs associated with complying with Section 404 of the Sarbanes-Oxley Act. General and administrative expenses represented 7% and 8% of total revenue in the years ended April 30, 2005 and 2004, respectively.

Amortization expense. Amortization expense in the fiscal year ended April 30, 2005 was $1.6 million, as compared to $3.2 million in the previous fiscal year. The decrease is due to various intangible assets being fully amortized in the prior fiscal year.

Net realized gain (loss) on sale of securities. Net realized gain for the fiscal year ended April 30, 2005 was $0.7 million compared to a net realized loss of ($7,000) for the previous fiscal year.

Other income and interest expense, net. Other income for the fiscal year ended April 30, 2005 was $1.5 million, an increase from the $0.9 million reported in the previous fiscal year. The increase is primarily due to income from marketable securities and foreign currency transaction gains.

Income tax expense (benefit). In the fiscal year ended April 30, 2005, the Company recorded tax expense of $4.2 million compared to $0.9 million for the previous fiscal year. The effective tax rate of 30.6% has been impacted favorably by approximately 8% as a result of the research and experimentation credit that is available to the Company.

Quarterly Results of Operations

The following table presents unaudited quarterly results for each quarter of fiscal 2006 and fiscal 2005. The information has been prepared on a basis consistent with the Company's annual consolidated financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for such periods. The Company's quarterly results have been in the past, and may be in the future, subject to fluctuations due to increased competition, the timing of new product announcements, changes in pricing policies by the Company or its competitors, market acceptance of new and enhanced versions of the Company's products and the size and timing of significant license transactions. The Company believes that results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period. Traditionally, sales in the first quarter will decrease from the fourth quarter of the prior fiscal year. Traditionally, revenues will sequentially increase over the next three quarters of the fiscal year. The fourth quarter is typically the highest revenue quarter for the fiscal year.

	Fiscal 2006				Fiscal 2005			
	April 30, 2006	Jan. 31, 2006	Oct. 31, 2005	July 31, 2005	April 30, 2005	Jan. 31, 2005	Oct. 31, 2004	July 31, 2004
	(in thousands, except per share data)							
Total revenue	$ 24,738	$ 19,655	$ 18,028	$ 14,790	$ 21,666	$ 17,380	$ 15,946	$ 12,678
Income (loss) from operations	$ 8,775	$ 5,459	$ 4,566	$ 1,407	$ 6,320	$ 3,642	$ 2,103	$ (671)
Net income	$ 8,273	$ 4,260	$ 4,095	$ 1,169	$ 4,736	$ 2,784	$ 1,889	$ 30
Basic net income per share	$ 0.35	$ 0.18	$ 0.17	$ 0.05	$ 0.20	$ 0.12	$ 0.08	$ 0.00
Diluted net income per share	$ 0.32	$ 0.16	$ 0.16	$ 0.05	$ 0.18	$ 0.10	$ 0.07	$ 0.00
Weighted average number of shares outstanding								
– basic	23,685	23,698	23,588	23,834	23,732	22,980	23,134	23,328
– diluted	25,811	25,914	25,784	25,954	26,128	26,780	26,476	26,628

All share and per share information have been adjusted to reflect the two-for-one stock split effected in the form of 100% stock dividend that was declared on March 7, 2006 and distributed on May 9, 2006.

Liquidity and Capital Resources

As of April 30, 2006, Ansoft had $16.5 million in cash and cash equivalents, $33.6 million of marketable securities and working capital of $11.1 million. Net cash provided by operating activities in the fiscal year ended April 30, 2006 and 2005 was $26.0 million and $16.5 million, respectively.

Net cash used in investing activities in the fiscal year ended April 30, 2006 and 2005 was $7.6 million and $4.8 million, respectively. Capital expenditures were $1.1 million and $0.8 million in the fiscal year ended April 30, 2006 and 2005, respectively. Proceeds from the sale of marketable securities were $3.2 million and $17.5 million in the fiscal year ended April 30, 2006 and 2005, respectively. Purchases of marketable securities were $9.7 million and $21.5 million in the fiscal year ended April 30, 2006 and 2005, respectively.

Net cash used in financing activities was $13.4 million and $15.4 million in the fiscal year ended April 30, 2006 and 2005, respectively. Proceeds from the issuance of common stock were $2.8 million and $7.2 million in the fiscal year ended April 30, 2006 and 2005, respectively. Funds used for the repurchase of common stock were $16.2 million and $12.7 million in the fiscal year ended April 30, 2006 and 2005, respectively. The Company continues to purchase common stock under its share repurchase plan.

The Company had available a $30.0 million secured line of credit from a domestic financial institution at an interest rate equal to LIBOR plus 50 basis points or the Bank's prime lending rate, at the Company's option. The line of credit was established in October 2004. As of April 30, 2006, the outstanding balance was $-0-. The Company believes that the net cash provided by operating activities will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the foreseeable future. Thereafter, if cash generated from operations and existing cash and marketable securities are insufficient to satisfy the Company's liquidity requirements, the Company may seek additional funds through equity or debt financing. There can be no assurance that additional financing will be available or that, if available, such financing will be on terms favorable to the Company.

A summary of Ansoft's significant contractual obligations and commitments as of April 30, 2006 is as follows (in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligations	$ 4,013	$ 1,868	$ 1,906	$ 239	$ —

Stock Repurchase Program. The Company has consistently repurchased its common stock in public market transactions over the past several years. During the fiscal year ended April 30, 2006, the Company purchased a total of 1,176,646 shares of common stock at an average price of $13.73. The Company utilized $16.2 million in cash to affect these common stock purchases. The Company may choose to continue purchases of its common stock in the future.

In March 2006, the Company's Board of Directors increased the authorized share repurchase amount by 2.0 million shares to 8.0 million.

The Company currently has two stock option plans (1995 Plan and 2006 Plan). Under the terms of both plans, options to purchase common stock are granted at no less than the stock's fair market value at the date of the grant and may be exercised during the specified future periods as determined by the Board of Directors. Both plans provide that the options shall expire no more than ten years after the date of the grant. During the fiscal year 2006, 89,500 shares were granted at an average exercise price of $13.19. At April 30, 2006 options to purchase 3,044,234 shares of common stock were exercisable at an average exercise price of $3.98.

All share and per share information have been adjusted to reflect the two-for-one stock split effected in the form of 100% stock dividend that was declared on March 7, 2006 and distributed on May 9, 2006.

Foreign Currency Fluctuations. Foreign currency exchange rates (negatively) positively affected revenue by approximately ($2.4) million, $2.2 million and $1.8 million in fiscal 2006, 2005 and 2004, respectively. Foreign currency fluctuations are primarily due to the strengthening or weakening of the Japanese yen and Euro in relation to the U.S. dollar.

Effects of Inflation

To date, inflation has not had a material impact on the Company's consolidated financial results.

Seasonal Effects

Traditionally, sales in the first quarter will decrease from the fourth quarter of the prior fiscal year. Traditionally, revenues will sequentially increase over the next three quarters of the fiscal year. The fourth quarter is typically the highest revenue quarter for the fiscal year.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk. The Company's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. The Company mitigates its risk by diversifying its investments among securities and limits the amount of credit exposure to any one issuer. The Company does not hedge any interest rate exposures. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

Foreign Currency Risk. The majority of our foreign currency transactions are denominated in the yen or the euro, which are the functional currencies of Japan and Europe, respectively. As a result of transactions being denominated and settled in such functional currencies, the risks associated with currency fluctuations are primarily associated with foreign currency translation adjustments. We do not currently hedge against foreign currency translation risks and do not currently believe that foreign currency exchange risk is significant to our operations due to the short term nature of assets and liabilities denominated in foreign currencies.

The average foreign exchange rates used to translate the 2006, 2005 and 2004 statements of operations were as follows:

Foreign Currency	Fiscal year ended April 30, 2006	Fiscal year ended April 30, 2005	Fiscal year ended April 30, 2004
Yen	113.78	107.75	113.50
Euro	1.22	1.24	1.15

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ansoft Corporation:

We have audited the accompanying consolidated balance sheets of Ansoft Corporation and subsidiaries as of April 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended April 30, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ansoft Corporation and subsidiaries as of April 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ansoft Corporation's internal control over financial reporting as of April 30, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 31, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/KPMG LLP

Pittsburgh, Pennsylvania
May 31, 2006

ANSOFT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	April 30, 2006	April 30, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 16,456	$ 11,910
Accounts receivable, net of allowance for doubtful accounts of $545 and $425, respectively	20,264	17,388
Deferred income taxes	164	229
Prepaid expenses and other assets	1,938	1,148
Total current assets	38,822	30,675
Equipment and furniture, net	2,599	2,811
Marketable securities	33,621	28,496
Other assets	131	146
Deferred income taxes	6,226	6,177
Goodwill	1,239	1,239
Other intangible assets, net	2,442	3,877
Total assets	$ 85,080	$ 73,421
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 274	$ 231
Accrued payroll	3,027	2,290
Accrued income taxes	928	415
Other accrued expenses	3,609	2,661
Current portion of deferred revenue	19,893	17,500
Total current liabilities	27,731	23,097
Long-term liabilities		
Long-term portion of deferred revenue	1,088	1,039
Total liabilities	28,819	24,136
Stockholders' equity		
Preferred stock, par value $0.01 per share; 1,000 shares authorized, no shares outstanding	—	—
Common stock, par value $0.01 per share; 50,000 shares authorized; issued 28,576 and 27,802 shares, respectively and outstanding 23,764 and 24,166, respectively	286	280
Additional paid-in capital	76,795	70,270
Treasury stock, 4,812 and 3,636 shares, respectively	(37,913)	(21,762)
Accumulated other comprehensive income (loss)	(1,539)	(338)
Retained earnings	18,632	835
Total stockholders' equity	56,261	49,285
Total liabilities and stockholders' equity	$ 85,080	$ 73,421

All share, except shares authorized, information has been adjusted to reflect the two-for-one stock split effected in the form of 100% stock dividend that was declared on March 7, 2006 and distributed on May 9, 2006.

See accompanying notes to consolidated financial statements.

ANSOFT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

Fiscal Year Ended April 30,	2006	2005	2004
Revenue:			
License	$ 42,849	$ 39,322	$ 32,301
Service and other	34,362	28,348	22,352
Total revenue	77,211	67,670	54,653
Cost of revenue:			
License revenue	535	505	702
Service and other	1,420	1,349	1,155
Total cost of revenue	1,955	1,854	1,857
Gross profit	75,256	65,816	52,796
Operating Expenses:			
Sales and marketing	31,506	31,108	26,930
Research and development	17,016	16,901	15,690
General and administrative	5,060	4,861	4,488
Amortization	1,467	1,552	3,182
Total operating expenses	55,049	54,422	50,290
Income from operations	20,207	11,394	2,506
Net realized gain (loss) on sale of securities	(2)	732	(7)
Other income	1,397	1,574	1,145
Interest expense	---	(100)	(234)
Income before income taxes	21,602	13,600	3,410
Income taxes expense	3,805	4,159	854
Net income	$ 17,797	$ 9,441	$ 2,556
Basic net income per share	$ 0.75	$ 0.41	$ 0.11
Diluted net income per share	$ 0.69	$ 0.36	$ 0.10
Weighted average shares outstanding – basic	23,694	23,242	23,344
Weighted average shares outstanding – diluted	25,851	25,892	26,496

All share and per share information has been adjusted to reflect the two-for-one stock split effected in the form of 100% stock dividend that was declared on March 7, 2006 and distributed on May 9, 2006.

See accompanying notes to consolidated financial statements.

ANSOFT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Comprehensive Income (Loss)	Common Stock Shares	Amount	Additional Paid-in Capital	Treasury Stock Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)
Balance, April 30, 2003		24,592	$ 246	$ 55,399	(1,254)	$ (3,954)	$ (703)	$ (11,162)
Purchase of treasury stock		—	—	—	(814)	(5,136)	—	—
Issuance of common stock		964	12	2,357	—	—	—	—
Tax effect of stock option exercises		—	—	677	—	—	—	—
Net income	$ 2,556	—	—	—	—	—	—	2,556
Foreign currency translation	267	—	—	—	—	—	267	—
Reclassification adjustment	7	—	—	—	—	—	7	—
Change in unrealized loss on marketable securities	1,120	—	—	—	—	—	1,120	—
Comprehensive income	$ 3,950	—	—	—	—	—	—	—
Balance, April 30, 2004		25,556	$ 258	$ 58,433	(2,068)	$ (9,090)	$ 691	$ (8,606)
Purchase of treasury stock		—	—	—	(1,568)	(12,672)	—	—
Issuance of common stock		2,246	22	7,221	—	—	—	—
Tax effect of stock option exercises		—	—	4,616	—	—	—	—
Net income	$ 9,441	—	—	—	—	—	—	9,441
Foreign currency translation	359	—	—	—	—	—	359	—
Reclassification adjustment	(705)	—	—	—	—	—	(705)	—
Change in unrealized gain on marketable securities	(683)	—	—	—	—	—	(683)	—
Comprehensive income	$ 8,412	—	—	—	—	—	—	—
Balance, April 30, 2005		27,802	$ 280	$ 70,270	(3,636)	$ (21,762)	$ (338)	$ 835
Purchase of treasury stock		—	—	—	(1,176)	(16,151)	—	—
Issuance of common stock		774	6	2,754	—	—	—	—
Tax effect of stock option exercises		—	—	3,771	—	—	—	—
Net income	$ 17,797	—	—	—	—	—	—	17,797
Foreign currency translation	(240)	—	—	—	—	—	(240)	—
Change in unrealized gain on marketable securities	(961)	—	—	—	—	—	(961)	—
Comprehensive income	$ 16,596	—	—	—	—	—	—	—
Balance, April 30, 2006		28,576	$ 286	$ 76,795	(4,812)	$ (37,913)	$ (1,539)	$ 18,632

All share information has been adjusted to reflect the two-for-one stock split effected in the form of 100% stock dividend that was declared on March 7, 2006 and distributed on May 9, 2006.

See accompanying notes to consolidated financial statements.

ANSOFT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal year ended April 30,		
	2006	2005	2004
Cash flows from operating activities			
Net income	$ 17,797	$ 9,441	$ 2,556
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,326	1,608	1,536
Amortization	1,875	1,879	3,322
Deferred taxes	16	(905)	(282)
Non-cash charge on marketable securities	—	27	—
Loss (gain) on sale of marketable securities	2	(732)	7
Changes in assets and liabilities, net of effect from acquisitions			
Accounts receivable	(3,125)	(6,862)	3,789
Prepaid expenses and other assets	(815)	(490)	167
Other long-term assets and liabilities, net	(14)	196	53
Accounts payable and accrued expenses	6,029	6,108	1,566
Deferred revenue	2,879	6,224	1,056
Net cash provided by operating activities	25,970	16,494	13,770
Cash flows from investing activities			
Purchases of equipment and furniture	(1,134)	(797)	(1,305)
Proceeds from the sale of marketable securities	3,177	17,531	12,723
Purchase of marketable securities	(9,676)	(21,537)	(15,320)
Net cash used in investing activities	(7,633)	(4,803)	(3,902)
Repayment of line of credit	—	(10,000)	—
Purchase of treasury stock	(16,151)	(12,672)	(5,136)
Proceeds from the issuance of common stock, net	2,760	7,243	3,046
Net cash used in financing activities	(13,391)	(15,429)	(2,090)
Effect of exchange rate changes	(400)	430	267
Cash and cash equivalents at beginning of year	11,910	15,218	7,173
Cash and cash equivalents at end of year	$ 16,456	$ 11,910	$ 15,218
Supplemental disclosures of cash flow information			
Cash paid (received) for income taxes	$ (695)	$ 856	$ 234
Cash paid for interest	$ —	$ 106	$ 99

See accompanying notes to consolidated financial statements.

ANSOFT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts)

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Ansoft Corporation ("Ansoft" or the "Company") is a developer of electronic design automation ("EDA") software used in high performance technology products and industries. Ansoft's software is used by electrical engineers in the design of state of the art technology products, such as cellular phones, internet networking, satellite communications systems, computer chips and circuit boards, and electronic sensors and motors.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated.

On March 7, 2006, the Company's Board of Directors declared a two-for-one stock split of the Company's common stock, payable in the form of a 100% stock dividend. On May 9, 2006, one additional share of common stock was distributed for each share held of record as of the close of business on May 2, 2006. An amount equal to the par value of the shares issued was transferred from the additional paid-in capital account to the common stock account. All references to number of shares and to per share information, except shares authorized, in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

On April 20, 2006, stockholders approved an amendment to the Company's Amended Certificate of Incorporation increasing the number of authorized shares of common stock from 25,000,000 shares to 50,000,000 shares.

Use of Estimates

The preparation of consolidated financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based on management's evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. Actual results may differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company makes judgments as to its ability to collect outstanding receivables and provides allowances for the portion of a receivables when collection becomes doubtful. In making the determination of the appropriate allowance, the Company considers its history of write-offs, relationships with its customers, and the overall credit worthiness of its customers.

Marketable Securities

Marketable securities consist of corporate bonds, bond and government agency funds, and mortgage backed securities that are classified as available for sale as of April 30, 2006 and 2005. Marketable securities available for sale are recorded at fair market value based on quoted market prices and any unrealized gains or losses are recorded as a separate component of stockholders' equity. Costs of investments sold/held are determined on the average cost method and are classified as non-current. An impairment charge is recorded if a decline in the market value of any available for sale security below cost is deemed to be other than temporary. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

Equipment and Furniture

Equipment and furniture are stated at cost less accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed using the straight-line method based upon the estimated useful lives of the assets, which range from three to seven years. Assets acquired under capital leases and leasehold improvements are amortized over their useful life or the lease term, as appropriate.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets, which include customer lists, a non-compete agreement, and purchased technology, are stated at cost less accumulated amortization and are reviewed at least annually for impairment.

The Company reviews the realizability of acquired technology, goodwill and other intangibles on an ongoing basis, and if there is an indication of impairment, the Company performs procedures under the applicable accounting pronouncements to quantify any impairment that exists. Determining the amount of impairment of these assets requires the Company to estimate future cash flows and make judgments regarding discount rates and other variables that impact the net realizable value or fair value of those assets, as applicable. Actual future cash flows and other assumed variables could differ from these estimates.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of an asset exceeds the fair value of the asset.

Revenue Recognition

Revenue consists of fees for licenses of software products and service and other revenue. Ansoft recognizes revenue in accordance with SOP 97-2, "Software Revenue Recognition," and related interpretations. Accordingly, revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, and collectibility is probable.

License revenue — Ansoft licenses its software generally on a perpetual basis with no right to return or exchange the licensed software. License revenue is recognized based on the residual method.

Postcontract customer support ("PCS") for an initial three month period is bundled with the perpetual license fee. Revenue related to the three-month PCS is deferred and recognized ratably over the three-month term. Ansoft's vendor-specific objective evidence of fair value, or VSOE, for the three-month PCS is based upon the pricing for comparable transactions when the element is sold separately. Ansoft's VSOE for the three-month PCS is based upon one fourth of the customer's annual maintenance contract renewal rates.

Service and other revenue consists primarily of PCS revenue. Following the initial three month PCS period, Ansoft offers customers one-year maintenance contracts generally at 15% of the list price of the respective software products. Ansoft recognizes all maintenance revenue ratably over the respective maintenance period. Customers typically renew maintenance agreements annually.

Revenue from customer training, support and other services is recognized as the service is performed.

Deferred revenue

Ansoft's deferred revenue consists of unearned revenue on annual maintenance contracts and the deferred component of bundled PCS.

Software Development Costs

The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Software development costs are capitalized beginning when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. Completion of a working model of the Company's products and general release have generally coincided. As a result, the Company has not capitalized any software development costs for any periods presented since the amounts have not been material.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and credit carryforwards if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established.

Net Income Per Share

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of the incremental common shares issuable upon the exercise of employee stock options, and are computed using the treasury stock method. Potentially dilutive common shares are excluded from the calculation if their effect is antidilutive. Unexercised stock options of 24 and 206 shares for the fiscal years ended April 30, 2006 and 2004, respectively, are not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price, and therefore their inclusion would have been anti-dilutive. All unexercised stock options for the fiscal year ended April 30, 2005 are included in the computation of diluted earnings per share.

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the years presented:

	Income	Shares	Per share amount
Fiscal year ended April 30, 2006			
Basic net income per share	$ 17,797	23,694	$ 0.75
Effect of dilutive securities:			
Stock options	—	2,157	(0.06)
Diluted net income per share	$ 17,797	25,851	$ 0.69
Fiscal year ended April 30, 2005			
Basic net income per share	$ 9,441	23,242	$ 0.41
Effect of dilutive securities:			
Stock options	—	2,650	(0.05)
Diluted net income per share	$ 9,441	25,892	$ 0.36
Fiscal year ended April 30, 2004			
Basic net income per share	$ 2,556	23,344	$ 0.11
Effect of dilutive securities:			
Stock options	—	3,152	(0.01)
Diluted net income per share	$ 2,556	26,496	$ 0.10

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the Financial Accounting Standards Board's ("FASB") SFAS No. 123 "Accounting for Stock-Based Compensation." This statement permits a company to choose either a fair value based method of accounting for its stock-based compensation arrangements or to comply with the Accounting Principles Board ("APB") Opinion No. 25 intrinsic value based method, adding pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in the financial statements. The Company has adopted SFAS No. 123 by retaining the APB Opinion No. 25 method of accounting for stock-based compensation with pro forma disclosures of net income and earnings per share. The pro forma effects of stock options on the Company's net income for those periods may not be representative of the pro forma effect for future periods due to the impact of vesting and potential awards. Pursuant to APB Opinion No. 25 the Company did not recognize compensation expense in its statements of operations for the fiscal years ended April 30, 2006, 2005 and 2004.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Purchase Plan, collectively called "options") granted subsequent to April 30, 1995 under the fair value method prescribed by SFAS No. 123. The fair value of options granted in fiscal years 2006, 2005 or 2004 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal year ended April 30,		
	2006	2005	2004
Risk-free rate (%)	4.23	4.02	2.00
Volatility (%)	67.35	70.65	115.40
Expected life (in years)	6.00	6.00	6.00
Dividend yield (%)	0.00	0.00	0.00

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Since the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. However, based solely on this analysis, the weighted average estimated fair value of employee stock options granted during 2006, 2005 and 2004 was $16.34, $9.29 and $7.78 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Fiscal year ended April 30,		
	2006	2005	2004
Net income, as reported	$ 17,797	$ 9,441	$ 2,556
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(2,037)	(2,289)	(2,469)
Pro forma net income	$ 15,760	$ 7,152	$ 87
Pro forma net income per basic common share	$ 0.67	$ 0.62	$ 0.01
Pro forma net income per diluted common share	$ 0.61	$ 0.55	$ 0.01

Because the Company anticipates making additional grants and options vest over several years, the effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Comprehensive Income

Comprehensive income includes foreign currency translation gains and losses and other unrealized gains and losses related to marketable securities that have been previously excluded from net income and reflected instead in equity. The Company has reported the components of comprehensive income, net of tax of $0 in 2006, 2005, and 2004 in its consolidated statements of stockholder's equity and comprehensive income.

The components of accumulated other comprehensive income (loss) are as follows net of tax:

	April 30,	
	2006	2005
Foreign currency translation gain	$ 36	$ 276
Unrealized loss on available for sale securities	(1,575)	(614)
Accumulated other comprehensive loss	$ (1,539)	$ (338)

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the respective local currency. Accordingly, assets and liabilities are translated to United States dollars at the exchange rates in effect as of the balance sheet date, and results of operations are translated using the average rates in effect for the period presented. Transaction gains and losses, which are included in other income in the accompanying consolidated statements of income, have not been significant.

Fair Value of Financial Instruments

The carrying value and fair value of the Company's receivables and payables are estimated to be substantially the same at April 30, 2006 and 2005.

2. Recent Accounting Pronouncements

On December 16, 2004, the FASB issued SFAS No. 123(R) and has issued several subsequent Staff Positions clarifying this guidance. This guidance replaced previously existing requirements under SFAS No. 123 and APB No. 25. Under SFAS No. 123(R), an entity must recognize the compensation cost related to employee services received in exchange for all forms of share-based payments to employees, including employee stock options, as an expense in its income statement. The compensation cost of the award would generally be measured based on the grant-date fair value of the award. The Company will be required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The resulting additional compensation expense is expected to have a material impact on our fiscal 2007 results of operations. The Company intends to use the modified prospective method for adoption of SFAS No. 123(R) as permitted by the guidance.

3. Equipment and Furniture

Equipment and furniture consist of the following:

	April 30,	
	2006	2005
Computers and equipment	$ 6,928	$ 7,168
Furniture and fixtures	1,048	1,675
Leasehold improvements	872	929
	8,848	9,772
Less allowances for depreciation and amortization	6,249	6,961
	$ 2,599	$ 2,811

4. Other Intangible Assets

Other intangible assets consist of the following:

	April 30,	
	2006	2005
Customer list	$ 18,488	$ 18,488
Non-compete	2,500	2,500
Purchased technology	2,230	2,230
Trademark	212	212
	23,430	23,430
Less allowances for amortization	20,988	19,553
	$ 2,442	$ 3,877

These intangible assets are amortized over their estimated useful lives, ranging between three and seven years. There are no expected residual values related to these intangible assets. Estimated fiscal year amortization expense is as follows: 2007 - $1,272; and 2008 - $1,170.

5. Marketable Securities

Marketable securities, classified as available for sale, are summarized as follows:

	Amortized cost	Unrealized Gain	Unrealized (loss)	Fair Value
April 30, 2006				
Bond Funds	$ 17,061	$ 44	$ (868)	$ 16,237
Corporate Bonds	18,135	2	(753)	17,384
Total marketable securities	$ 35,196	$ 46	$(1,621)	$ 33,621
April 30, 2005				
Bond Funds	$ 11,861	$ 99	$ (425)	$ 11,535
Corporate Bonds	17,249	45	(333)	16,961
Total marketable securities	$ 29,110	$ 144	$ (758)	$ 28,496

Other income consists of dividend and interest income and other than temporary declines in fair value of marketable securities. Dividend and interest income was $2,191, $1,535 and $1,145 in fiscal year 2006, 2005, and 2004, respectively. Other than temporary declines were $0, $27, and $0 in fiscal year 2006, 2005, and 2004, respectively.

Gross realized gains on the sale of marketable securities were $0, $828, and $0 in fiscal year 2006, 2005, and 2004, respectively. Gross realized losses on the sale of marketable securities were $2, $96, and $7 in fiscal year 2006, 2005, and 2004, respectively.

The following table sets forth certain information relating to the estimated fair value and unrealized losses on marketable securities available-for-sale as of April 30, 2006. Unrealized losses have been segregated into those existing for less than twelve months and those existing for twelve months or longer.

	Less than 12 months		12 months or longer		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Bond Funds	$ —	$ —	$11,183	$ 868	$ 11,183	$ 868
Corporate Bonds	$ 10,185	$ 328	$ 7,150	$ 425	$ 17,335	$ 753
Total	$ 10,185	$ 328	$18,333	$1,293	$ 28,518	$1,621

At April 30, 2006, the contractual maturities of the debt securities available for sale are:

	Amortized Cost	Fair Value
Due in one year or less	—	—
Due after one year through five years	$ 15,462	$ 14,852
Due after five years through ten years	$ 2,673	$ 2,532
Due after ten years	$ —	$ —
Total	$ 18,135	$ 17,384

It is the Company's policy to review the fair value of these marketable securities on a regular basis to determine whether its investments are other-than-temporarily impaired. If the Company believes the carrying value of an investment is in excess of its fair value, and this difference is other-than-temporary, it is the Company's policy to write down the investment to reduce its carrying value to fair value. Unrealized losses from the Company's marketable securities are primarily attributable to changes in interest rates. Management does not believe any unrealized losses represent an other-than-temporary impairment based on our evaluation of available evidence as of April 30, 2006.

6. Line of Credit

On October 28, 2005, the Company renewed for an additional year its secured credit facility, with an aggregate commitment of up to $30,000, with a domestic financial institution (the "Bank"). The facility had replaced the Company's $20,000 secured facility which was terminated during the first quarter of fiscal 2005. At the Company's option, borrowings under the credit facility bear interest at the Bank's prime lending rate or the LIBOR rate plus a margin of .050 basis points. The facility is secured by the Company's marketable securities.

The ability of the Company to borrow under the credit facility is subject to our ongoing compliance with certain financial and other covenants, including a tangible net worth covenant. As of April 30, 2006, the Company was in compliance with its covenants under the credit facility.

As of April 30, 2006 and 2005, the Company had no borrowings under the credit facility.

7. Leases

The Company leases its corporate headquarters in Pittsburgh, Pennsylvania, and other facilities under operating lease agreements that expire over the next five years. Rental expense incurred by the Company under operating lease agreements totaled $2,615, $2,499, and $2,500 for the years ended April 30, 2006, 2005, and 2004, respectively. The future minimum lease payments for such operating leases as of April 30, 2006, are:

Year ending April 30,	
2007	1,868
2008	1,339
2009	567
2010	139
2011	100

8. Common Stock Options

The Company's 1995 Stock Option Plan (1995 Plan) authorizes the issuance of 3,500 shares of common stock for the grant of incentive or nonstatutory stock options to employees and directors. Under the terms of the 1995 Plan, options to purchase common stock are granted at no less than the stock's estimated fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 1995 Plan provides that the options shall expire no more than ten years after the date of the grant.

During fiscal 2006, the Company's stockholder's approved the Company's 2006 Stock Incentive Plan (2006 Plan). The 2006 Plan authorizes the issuance of 1,340 shares of common stock for the grant of incentive or nonstatutory stock options or restricted stock to employees and directors. Under the terms of the 2006 Plan, options to purchase common stock are granted at no less than the stock's fair market value at the date of the grant and may be exercised during specified future periods as determined by the Board of Directors. The 2006 Plan provides that the options shall expire no more than ten years after the date of the grant. No more than 400 shares of restricted stock may be issued under the 2006 Plan. There were no shares of restricted stock issued under the 2006 Plan as of April 30, 2006.

	Shares Underlying Outstanding Options	
	Shares	Weighted-Average Price
Outstanding, April 30, 2003	7,966	$ 3.55
Granted	158	$ 4.56
Exercised	(964)	$ 2.47
Terminated	(232)	$ 4.10
Outstanding, April 30, 2004	6,928	$ 3.71
Granted	224	$ 7.02
Exercised	(2,246)	$ 3.31
Terminated	(6)	$ 4.69
Outstanding, April 30, 2005	4,900	$ 4.03
Granted	90	$ 13.19
Exercised	(774)	$ 3.50
Terminated	(39)	$ 8.90
Outstanding, April 30, 2006	4,177	$ 4.36

At April 30, 2006 options to purchase 3,044 shares of common stock were exercisable at an average exercise price of $3.98. Options to purchase 1,255 shares of common stock were available for future grant as of April 30, 2006.

The following table summarizes information about stock options outstanding as of April 30, 2006:

	Options Outstanding			Options Exercisable	
Range Of Exercise Prices	Number Outstanding at April 30, 2006	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at April 30, 2006	Weighted-Average Exercise Price
$ 2.37-$ 3.47	1,752	4.0	$ 2.60	1,378	$ 2.60
$ 3.65-$ 5.45	1,442	5.3	$ 4.51	1,155	$ 4.49
$ 6.23-$ 8.18	851	6.3	$ 6.53	502	$ 6.49
$10.59-$15.07	119	9.1	$ 11.44	9	$ 10.60
$20.43-$22.09	13	10.0	$ 20.69	-	$ -

9. Segment Reporting, Export Sales and Credit Risk

The Company has adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires the reporting of segment information using the "management approach". Under this approach, operating segments are identified in substantially the same manner as they are reported internally and used by the Company's chief operating decision maker ("CODM") for purposes of evaluating performance and allocating resources. Ansoft's chief operating decision maker is its President and Chief Executive Officer, or CEO. Based on this approach, the Company has one reportable segment as the CODM reviews financial information on a basis consistent with that presented in the consolidated financial statements.

Ansoft's products are classified into two categories, high performance electronics and electromechanical (EM). Ansoft's CEO reviews sales by product category. The following table presents product sales by market application as a percentage of total sales:

	2006	2005	2004
High Performance Electronics	82%	81%	79%
Electromechanical	18%	19%	21%

Profitability information by product category is not available as operating expenses and other income and expense items are managed on a functional basis.

Export sales, principally to Asia, accounted for 62%, 57%, and 57% of total product revenue in 2006, 2005, and 2004, respectively. Included in export sales to Asia were sales to Japan, which accounted for approximately 24%, 22%, and 23% of total revenue in fiscal 2006, 2005, and 2004, respectively. No other foreign country accounted for more than 10% of total revenue during these periods. As of April 30, 2006 and 2005, there were assets of $20,135 and $15,660 in Asia and $7,020 and $5,140 in Europe.

The Company markets its software products to customers throughout the world directly and generally does not require collateral. However, letters of credit are obtained from certain international customers prior to shipment. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company believes that it has adequately provided for credit losses.

10. Income Tax

Income before taxes includes domestic and foreign income as follows:

	April 30,		
	2006	2005	2004
Domestic	$ 20,848	$ 12,470	$ 1,648
Foreign	754	1,130	1,762
Total	$ 21,602	$ 13,600	$ 3,410

The provision for income taxes consists of the following:

	April 30,		
	2006	2005	2004
Current:			
Federal	$ 2,554	$ 4,474	$ 499
State	953	468	192
Foreign	282	122	445
Total	3,789	5,064	1,136
Deferred:			
Federal	87	(1,291)	(394)
State	(29)	7	(72)
Foreign	(42)	379	184
Total	16	(905)	(282)
Total expense for income tax	$ 3,805	$ 4,159	$ 854

The Company's actual income tax expense (benefit) differs from the expected income tax expense (benefit) computed by applying the statutory federal rate to income before income taxes as a result of the following:

	April 30,		
	2006	2005	2004
Income tax expense at statutory rate	$ 7,561	$ 4,623	$ 1,159
State income tax, net of federal benefit	634	503	79
Research and development credit	(1,056)	(1,108)	(480)
Rate differential between U.S and foreign taxes	54	174	30
Change in valuation allowance	(1,131)	(197)	(55)
Foreign tax credit	(2,365)	-	-
Intangible amortization	6	31	74
Other, net	102	133	47
Actual income tax expense	$ 3,805	$ 4,159	$ 854

For the year ended April 30, 2006, the Company recognized $2.4 million of income tax benefit for a federal tax credit claim and refund related to foreign taxes previously paid.

In addition to amounts applicable to income before taxes, the following income tax benefit amounts were recorded in stockholders' equity.

	Fiscal year ending April 30,		
	2006	2005	2004
Tax effect of stock option exercises	$ (3,771)	$ (4,616)	$ (677)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	April 30,	
	2006	2005
Deferred tax assets:		
Net operating loss carryforward	$ 434	$ 477
Capital loss carryovers	160	427
Allowance for doubtful accounts	164	161
Alternative minimum tax credit carryforward	282	156
Research and development tax credit carryforward	1,637	2,623
Intangible assets	3,996	3,992
Foreign tax credit	-	191
Furniture and equipment	312	30
Net unrealized losses on available for sale securities	1,493	1,203
Total gross deferred tax assets	8,478	9,260
Less valuation allowance	(2,088)	(2,854)
Net deferred taxes	6,390	6,406

The net change in the total valuation allowance for the years ended April 30, 2006 and April 30, 2005 was a decrease of $766 and an increase of $331, respectively. An increase of $365 and of $528 in the valuation allowance was recorded in accumulated other comprehensive income relating to marketable securities for the years ended April 30, 2006 and 2005, respectively. As a result of the Company's improved profitability, the Company reversed a valuation allowance of approximately $1.0 million for certain U.S. Federal deferred taxes in the 2006 fourth quarter. Management evaluates the recoverability of the deferred tax assets and the level of the valuation allowance on a quarterly basis. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset as of April 30, 2006.

As of April 30, 2006, the Company had foreign operating loss carryforwards of $1,316 which are available to offset future foreign taxable income over an indefinite period. The Company also has alternative minimum tax credit carryforwards of $282 which are available to reduce future federal income taxes, if any, over an indefinite period. The Company has research and development credit carryforwards of $1,637 as of April 30, 2006. These credits will be available to reduce future federal income taxes, if any, through April 30, 2022. The Company also has capital loss carryovers of $458 that are available to offset capital gains through April 30, 2007.

As of April 30, 2006, the Company had undistributed earnings of foreign subsidiaries, amounting to $2,192 on which deferred income taxes have not been provided because such earnings are intended to be reinvested indefinitely outside of the U.S.

11. Employee Benefit Plan

The Company has a 401(k) savings and retirement plan which covers its full-time employees who have attained the age of 21. Eligible employees make voluntary contributions to the plan. The Company is not required to contribute, nor has it contributed, to the 401(k) plan.

12. Commitments And Contingencies

The Company sells software licenses and services to its customers under proprietary software license agreements. Each license agreement contains the relevant terms of the contractual arrangement with the customer, and generally includes certain provisions for indemnifying the customer against losses, expense and liabilities from damages that may be incurred by or awarded against the customer in the event the Company's software or services are found to infringe upon a patent, copyright, or other proprietary right of a third party.

To date, the Company has not had to reimburse any of its customers for any losses related to these indemnification provisions and no material claims asserted under these indemnification provisions are outstanding as of April 30, 2006. For several reasons, including the lack of prior indemnification claims, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

We are responsible for the preparation of the financial statements included in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on the best estimates and judgments of management. The other financial information contained in this Annual Report is consistent with the financial statements.

Our internal control system is designed to provide reasonable assurance concerning the reliability of the financial data used in the preparation of Ansoft's financial statements, as well as to safeguard Ansoft's assets from unauthorized use or disposition.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement presentation.

(b) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for performing an assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting cannot provide absolute assurance that financial reporting objectives will be achieved. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of April 30, 2006 based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on such assessment, management determined that the Company's internal control over financial reporting was effective as of April 30, 2006 based on those criteria.

KPMG LLP, has issued an audit report on our assessment and on the effectiveness of the Company's internal control over financial reporting. The KPMG report is included in (c) Evaluation of Changes in Internal Control over Financial Reporting.

(c) Evaluation of Changes in Internal Control over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter of 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ansoft Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Ansoft Corporation (the Company) maintained effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ansoft Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Ansoft Corporation maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Ansoft Corporation maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ansoft Corporation and subsidiaries as of April 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2006, and our report dated May 31, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
May 31, 2006

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information relating to this item is provided in the Company's definitive proxy statement filed with the SEC in connection with its Annual Meeting of Shareholders of the Company is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Employment Contracts and Change of Control Agreements" and "Executive Compensation" in the Company's definitive proxy statement filed with the SEC in connection with its Annual Meeting of Shareholders of the Company is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND RELATED STOCKHOLDER MATTERS

In addition to the information set forth under the caption "Equity Compensation Plans" beginning at page 11 in Part II of this Report, information relating to this item is provided in the Company's definitive proxy statement filed with the SEC in connection with its Annual Meeting of Shareholders of the Company is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Information relating to this item is provided in the Company's definitive proxy statement filed with the SEC in connection with its Annual Meeting of Shareholders of the Company is incorporated herein by reference.

ITEM 14. PRINCIPLE ACCOUNTING FEES AND SERVICE

Information relating to this item is provided in the Company's definitive proxy statement filed with the SEC in connection with its Annual Meeting of Shareholders of the Company is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial statements. The following consolidated financial statements are filed as part of this Annual Report on Form 10-K.

(b) Exhibits. The exhibits filed or incorporated by reference as a part of this report are listed in the Index to Exhibits which appears on the following page and are incorporated by reference.

(c) Schedules.

Schedule II—Valuation and Qualifying Accounts and Reserves for each of the years in the three-year period ended April 30, 2006.

Financial statement schedules not listed above have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant's financial statements or accompanying notes.

Ansoft Corporation
Schedule II-Valuation and Qualifying Accounts and Reserves
For the three years ended April 30, 2006
(in thousands)

	Balance as of the Beginning of the Period	Additions (Deductions) Charged to Costs and Expenses	Deductions	Balance as of the End of the Period
Year ended April 30, 2006 Allowance for doubtful accounts	425	143	(23)	545
Year ended April 30, 2005 Allowance for doubtful accounts	903	(197)	(281)	425
Year ended April 30, 2004 Allowance for doubtful accounts	818	250	(165)	903

EXHIBIT INDEX

The Exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (filed herewith)
3.3	Bylaws of the Company (incorporated by reference from Registration Statement No. 333-1398)
10.1	1988 Stock Option Plan of the Company (incorporated by reference from Registration Statement No. 333-1398)**
10.2	1995 Stock Option Plan of the Company (incorporated by reference from Registration Statement No. 333-1398)**
10.3	Zoltan Cendes Stock Option Agreement, dated April 30, 1995 (incorporated by reference from Registration Statement No. 333-1398)
10.4	Loan Agreement by and between Ansoft Corporation and PNC Bank, National Association dated October 21, 2004 (incorporated by reference from Exhibit 99.1 to Form 8-K filed October 21, 2004)
10.5	Jacob K. White Stock Option Agreement dated February 1, 1996, as amended (incorporated by reference from Registration Statement No. 333-40189)
10.6	John N. Whelihan Stock Option Agreement dated February 1, 1996, as amended (incorporated by reference from Registration Statement No. 333-40189)
10.7	Agilent HFSS™ Technology and License Transfer Agreement dated May 1, 2001 (incorporated by reference from Exhibit 10.12 of Form 10-K filed July 25, 2003)
10.8	Letter dated October 28, 2005 amending Loan Agreement by and between Ansoft Corporation and PNC Bank, National Association dated October 21, 2004 (incorporated by reference from Exhibit 10.13 of Form 10-Q filed November 18, 2005).
10.9	2006 Stock Incentive Plan of the Company (filed herewith) **
14	Code of Business Conduct-this code of ethics may be accessed at the Company's website: www.ansoft.com
21.1	Subsidiaries of the registrant (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1997)
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

** Incentive or stock compensation plan of the Company

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on June 2, 2006.

ANSOFT CORPORATION

By /s/ Nicholas Csendes
Nicholas Csendes
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 2, 2006.

Signature	Title
/s/ Nicholas Csendes Nicholas Csendes	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ Thomas A.N. Miller Thomas A.N. Miller	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Zoltan J. Cendes Zoltan J. Cendes	Director, Chief Technology Officer and Chairman of the Board of Directors
/s/ Peter Robbins Peter Robbins	Director
/s/ Paul Quast Paul Quast	Director
/s/ John N. Whelihan John N. Whelihan	Director

(This Page Intentionally Left Blank)

EXHIBIT 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ANSOFT CORPORATION

(Certificate of Incorporation filed March 17,1989)

ANSOFT CORPORATION (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Law"), does hereby certify:

I. That the Board of Directors of the Corporation, by unanimous written consent without a meeting pursuant to Section 141(f) of the Law, adopted a resolution setting forth the Third Amended and Restated Certificate of Incorporation set forth below, declaring it advisable and submitting it to the stockholders entitled to vote in respect thereof for their consideration of such Amended and Restated Certificate of Incorporation.

II. That by a special meeting of the stockholders held on April 20, 2006 in accordance with Section 222 and 242 of the Law, the holders of a majority of the outstanding stock entitled to vote thereon voted in favor of the adoption of the Amended and Restated Certificate of Incorporation as set forth below.

III. That the Second Restated Certificate of Incorporation, First Restated Certificate of Incorporation and Original Certificate of Incorporation of the Corporation are hereby superseded in their entirety by this Third Amended and Restated Certificate of Incorporation.

IV. That the Third Amended and Restated Certificate of Incorporation of the Corporation set forth below has been duly adopted in accordance with Section 242 and 245 of the Law.

FIRST: The name of the Corporation is ANSOFT CORPORATION.

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of new Castle. The name of the registered agent of the Corporation at such address is the Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Law.

FOURTH: The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is 51,000,000 shares which shall be divided as follows: (i) $50,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"); and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). The designations and the powers, preferences and relative, participating, optional or other rights of the capital stock and the qualifications, limitations or restrictions thereof are as follows:

A. COMMON STOCK PROVISIONS

1. Voting Rights. Except as otherwise required by law or expressly provided herein, the holder of each share of the Common Stock shall have one vote on each matter submitted to a vote of the stockholders of the Corporation.

2. Dividend Rights. The holders of the Common Stock shall be entitled to receive dividends at such times and in such amounts as may be determined by the Board of Directors of the Corporation.

3. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, and subject to the preferential rights, if any, of any outstanding Preferred Stock, such preferential rights to be determined by the Board, the holders of the Common stock shall be entitled to share ratably in the remaining assets of the Corporation.

B. PREFERRED STOCK PROVISIONS

1. The Board of Directors is hereby expressly authorized, at any time or from time to time, to divide any or all of the shares of preferred Stock into one or more series, and in the resolution or resolutions establishing a particular series, before issuance of any of the shares thereof, to fix and determine the number of shares and the designation of such series, so as to distinguish it from the shares of all other series and to fix and determine the voting rights (which may be full, limited, multiple or fractional or none), designations, preferences, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights of the Preferred Stock of such series, to the fullest extent nor or hereafter permitted by the laws of the State of Delaware; provided, however, that neither the terms of the class nor any such series shall be established by the Board of Directors without the approval of the holders of series Preferred Stock then outstanding, voting separately as a class, if such approval would then be required by law to authorize a class or series of stock having such terms, and until such approval shall have been obtained the class or any series of preferred Stock shall not be deemed to be authorized. The board of Directors may in its discretion, at any time or from time to time, issue or cause to be issued all or any part of the authorized and unissued shares of Preferred Stock for consideration of such character and value as the Board of Directors shall from time to time fix or determine.

FIFTH: In furtherance and not in limitation of the powers conferred by statute and unless otherwise provided herein, the Board of Directors is, by action of the full Board of Directors, expressly authorized to make, alter or repeal the By-Laws of the Corporation.

SIXTH: Meetings of the stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of Directors of the Corporation or in the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

SEVENTH: The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, all persons who it may indemnify pursuant thereto. The personal liability of a director of the Corporation to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended.

EIGHTH: No amendment to or repeal of Article SEVENTH or this Article EIGHTH of this Certificate of Incorporation shall apply to or have any effect on the rights of any individual referred to in Article SEVENTH for or with respect to acts or omissions of such individual occurring prior to such amendment or repeal.

NINTH: The certificate of incorporation of the Corporation, as herein amended, shall constitute a restatement of and shall supersede the certificate of incorporation of the Corporation, as previously restated.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed by its President and its Secretary, all on this 2nd day of May, 2006.

ANSOFT CORPORATION

By: /s/ Nicholas Csendes
Nicholas Csendes
President and Chief Executive Officer

ATTEST:

By: /s/ Thomas A.N. Miller
Secretary

EXHIBIT 10.9

ANSOFT CORPORATION

2006 STOCK INCENTIVE PLAN

1. **Purpose.** This Ansoft Corporation 2006 Stock Incentive Plan (the "Plan") seeks to further the long-term stability and financial success of Ansoft Corporation (the "Company") by attracting and retaining persons providing services to Ansoft Corporation through the use of stock incentives; motivating those persons to contribute to the growth and profile of the Company; and further aligning the interests of those persons with those of Ansoft Corporation stockholders.

2. **Definitions.** As used in the Plan, the following terms have the meanings indicated:

(a) ''Act'' means the Securities Exchange Act of 1934, as amended.

(b) ''Applicable Withholding Taxes'' means the aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold in connection with any lapse of restrictions on Restricted Stock, dividends paid on Restricted Stock, or any exercise of a Nonstatutory Stock Option.

(c) ''Code'' means the Internal Revenue Code of 1986, as amended.

(d) ''Committee'' means the Compensation Committee of the Company's Board of Directors (or any successor Board committee designated by the Board to administer this plan), provided that, if any member of the Compensation Committee does not qualify as both an outside director for purposes of Code section 162(m) and a non-employee director for purposes of Rule 16b-3, the remaining members of the committee (but not less than two members) shall be constituted as a subcommittee to act as the Committee for purposes of the Plan.

(e) ''Company Stock'' means common stock of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12), the shares resulting from the change shall be deemed to be Company Stock within the meaning of the Plan.

(f) ''Date of Grant'' means the date on which the Committee grants an Incentive Award.

(g) ''Disability'' or ''Disabled'' means, as to an Incentive Stock Option, a Disability within the meaning of Code section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and the determination shall be conclusive.

(h) ''Fair Market Value'' means, unless otherwise determined by the Committee, the closing price for a share of Company Stock reported on the Nasdaq Stock Market (or such other stock exchange or quotation system on which shares are then listed or quoted) for the business day immediately preceding such date.

(i) ''Incentive Award'' means, collectively, the award of an Option or Restricted Stock under the Plan.

(j) ''Incentive Stock Option'' means an Option intended to meet the requirements of, and qualify for favorable federal income tax treatment under, Code section 422.

(k) ''Mature Shares'' means shares of Company Stock for which the holder thereof has good title, free and clear of all liens and encumbrances and which the holder has held for at least six months.

(l) ''Nonstatutory Stock Option'' means an Option that does not meet the requirements of Code section 422, or, even if meeting the requirements of Code section 422, is not intended to be an Incentive Stock Option and is so designated.

(m) ''Option'' means a right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(n) ''Participant'' means any employee of the Company, a director of the Company or an individual rendering services to the Company who receives an Incentive Award under the Plan.

(o) ''Restricted Stock'' means Company Stock awarded upon the terms and subject to the restrictions set forth in Section 6.

(p) ''Rule 16b-3'' means Rule 16b-3 of the Securities and Exchange Commission promulgated under the Act. A reference in the Plan to Rule 16b-3 shall include a reference to any corresponding rule (or number redesignation) of any amendments to Rule 16b-3 enacted after the effective date of the Plan's adoption.

3. General. The types of Incentive Awards that may be granted under the Plan are Options or Restricted Stock. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4. Stock.

(a) Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 670,000 shares of Company Stock, which shall be authorized but unissued shares. All of the shares of Company Stock that may be issued under this Plan may be issued upon the exercise of Options that qualify as Incentive Stock Options. No more than 200,000 shares may be issued as Restricted Stock, provided that any shares of Restricted Stock that are forfeited shall not count against this limit. No more than 100,000 shares may be allocated to Options that are granted to any individual Participant during any single Taxable Year.

(b) Shares allocable to Options, Restricted Stock or portions thereof granted under the Plan that expire, are forfeited, or otherwise terminate unexercised may again be subjected to an Incentive Award under the Plan. The Committee is expressly authorized to make an Incentive Award to a Participant conditioned upon the surrender for cancellation of an Option granted under an existing Incentive Award, provided that, without prior stockholder approval, the Committees are expressly prohibited from repricing an Option if the exercise price of the new Option would be less than the exercise price of the Option under the existing Incentive Award surrendered for cancellation. Reload Options issued on the exercise of an Option or otherwise are expressly prohibited.

(c) Shares allocable to Options issued following the expiration of the Ansoft Corporation 1995 Stock Option Plan and prior to the adoption of this Plan by stockholders to persons who would have been eligible under this Plan shall be approved by stockholders by the adoption of this Plan. All of these Options shall be subject to the terms of this Plan and shall be counted against the authorized shares provided in Section 4(a).

5. Eligibility.

(a) All present and future employees of the Company (whether now existing or hereafter created or acquired) whom the Committee determines to have contributed or who can be expected to contribute significantly to the Company, directors of the Company, and individuals who are rendering services as consultants, advisors, or other independent contractors to the Company shall be eligible to receive Incentive Awards under the Plan. The Committee shall have the power and complete discretion, as provided in Section 13, to select eligible individuals to receive Incentive Awards and to determine for each individual the nature of the award and the terms and conditions of each Incentive Award.

(b) The grant of an Incentive Award shall not obligate the Company to pay an individual any particular amount of remuneration, to continue the employment of the individual after the grant or to make further grants to the individual at any time thereafter.

6. **Restricted Stock Awards.**

(a) The Committee may make grants of Restricted Stock to Participants. Whenever the Committee deems it appropriate to grant Restricted Stock, notice shall be given to the Participant stating the number of shares of Restricted Stock granted and the terms and conditions to which the Restricted Stock is subject. This notice shall be the grant agreement between the Company and the Participant. Restricted Stock may be awarded by the Committee in its discretion without cash consideration.

(b) The Committee shall establish as to each award of Restricted Stock the terms and conditions upon which the restrictions set forth in paragraph (c) below shall lapse.

(c) No shares of Restricted Stock may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of until the restrictions on the shares as set forth in the Participant's grant agreement have lapsed or been removed.

(d) Upon the acceptance by a Participant of an award of Restricted Stock, the Participant shall, subject to the restrictions set forth in paragraph (c) above, have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote the shares of Restricted Stock and the right to receive all dividends and other distributions paid thereon. Certificates representing Restricted Stock shall be held by the Company until the restrictions lapse and upon request the Participant shall provide the Company with appropriate stock powers endorsed in blank.

(e) Each Participant shall agree at the time his or her Restricted Stock is granted, and as a condition thereof, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment to the Company of, Applicable Withholding Taxes. Until the amount has been paid or arrangements satisfactory to the Company have been made, no stock certificate free of a legend reflecting the restrictions set forth in paragraph (b) above shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Taxes, if the grant so provides, the Participant may elect to have the Company retain that number of shares of Company Stock (valued at their Fair Market Value) that would satisfy all or a specified portion of the Applicable Withholding Taxes.

7. **Stock Options.**

(a) The Committee may make grants of Options to Participants. Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the Options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice shall be the stock option agreement.

(b) The exercise price of shares of Company Stock covered by an Option shall be not less than 100% of the Fair Market Value of the shares on the Date of Grant, except as provided in Section 12.

(c) Options may be exercised in whole or in part at the times as may be specified by the Committee in the Participant's stock option agreement; provided that no Option may be exercised after the expiration of ten (10) years from the Date of Grant and provided that the exercise provisions for Incentive Stock Options shall in all events not be more liberal than the following provisions:

(i) No Incentive Stock Option may be exercised after the first to occur of (x) ten years from the Date of Grant, (y) three months following the date of the Participant's retirement or termination of employment with the Company for reasons other than disability or death, or (z) one year following the date of the Participant's termination of employment on account of Disability or death.

(ii) An Incentive Stock Option by its terms shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of the Company Stock with respect to which Incentive Stock Options are exercisable for the first time during the calendar year does not exceed $100,000 (the ''Limitation Amount''). Incentive Stock Options granted under the Plan and all other plans of any Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Committee may impose any conditions as it deems appropriate on an Incentive Stock Option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

8. Method of Exercise of Options.

(a) Options may be exercised by the Participant giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option the Participant has elected to exercise. The notice shall be effective only if accompanied by the exercise price in full in cash; provided, however, that if the terms of an Option so permit, the Participant may (i) deliver a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to the Company, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the exercise price and, if required by the terms of the Option, Applicable Withholding Taxes, (ii) deliver Mature Shares (valued at their Fair Market Value) in satisfaction of all or any part of the exercise price, or (iii) use any other methods of payment as the Committee, at its discretion, deems appropriate.

(b) The Company may place on any certificate representing Company Stock issued upon the exercise of an Option any legend deemed desirable by the Company's counsel to comply with federal or state securities laws, and the Company may require a customary written indication of the Participant's investment intent. Until the Participant has made any required payment, including any Applicable Withholding Taxes, and has had issued a certificate for the shares of Company Stock acquired, he or she shall possess no shareholder rights with respect to the shares.

(c) Each Participant shall agree as a condition of the exercise of an Option to pay to the Company, or make arrangements satisfactory to the Company regarding the payment to the Company of, Applicable Withholding Taxes, if any. Until the amount has been paid or arrangements satisfactory to the Company have been made, no stock certificate shall be issued upon the exercise of an Option.

9. Transferability of Options. Nonstatutory Stock Options may be transferable by a Participant and exercisable by a person other than the Participant, but only to the extent specifically provided in the Incentive Award. Incentive Stock Options, by their terms, shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable, during the Participant's lifetime, only by the Participant.

10. Effective Date of the Plan. The effective date of the Plan is March 7, 2006, subject to approval by the affirmative vote of the holders of a majority of the votes cast at a special meeting of the Company's shareholders. Until (i) the Plan has been approved by the Company's shareholders, and (ii) the requirements of any applicable Federal or State securities laws have been met, no Restricted Stock shall be awarded that is not contingent on these events and no Option granted shall be exercisable.

11. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on March 7, 2016. No Incentive Awards shall be made under the Plan after its termination. The Board may amend or terminate the Plan in any respects as it shall deem advisable; provided that, if and to the extent required by the Code, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Incentive Awards granted under the Plan (except pursuant to Section 12), materially modifies the requirements as to eligibility for participation in the Plan, or materially increases the benefits accruing to Participants under the Plan, unless the change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and

Incentive Awards with respect to Participants as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Stock Options to meet the requirements of the Code and regulations thereunder, subject to the limitations of Section 13(b). Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant's rights under an Incentive Award previously granted to him or her.

12. Change in Capital Structure.

(a) In the event of a stock dividend, stock split or combination of shares, recapitalization or merger in which the Company is the surviving corporation or other change in the Company's capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common stock or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be subject to the Plan and to Options then outstanding or to be granted thereunder, the maximum number of shares or securities which may be delivered under the Plan (including the maximum limit on Incentive Stock Options, Options, or Restricted Stock under Section 4), the maximum number of shares or securities that can be granted to an individual Participant under Section 4, the exercise price of Options, the terms of Incentive Awards and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any unexercised Option, the Committee may adjust appropriately the number of shares covered by the Option so as to eliminate the fractional shares.

(b) If the Company is a party to a consolidation or a merger in which the Company is not the surviving corporation, a transaction that results in the acquisition of substantially all of the Company's outstanding stock by a single person or entity, or a sale or transfer of substantially all of the Company's assets or any similar event which the Committee determines should be covered by this Section 12(b), then the Committee may take any actions with respect to outstanding Incentive Awards as the Committee deems appropriate.

(c) Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee's determination shall be conclusive and binding on all persons for all purposes.

13. Administration of the Plan.

(a) The Plan shall be administered by the Committee. Subject to the express provisions and limitations set forth in this Plan, the Committee shall be authorized and empowered to do all things necessary or desirable, in its sole discretion, in connection with the administration of this Plan, including, without limitation, the following:

(i) to prescribe, amend and rescind policies relating to this Plan, and to interpret the Plan, including defining terms not otherwise defined;

(ii) to determine which persons will be Participants, to which of the Participants, if any, Incentive Awards shall be granted hereunder and the timing of any Incentive Awards;

(iii) to grant Incentive Awards to Participants and determine the terms and conditions thereof, including the number of shares of Company Stock subject to Incentive Awards and the exercise or purchase price of the shares of Company Stock and the circumstances under which Incentive Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the occurrence of certain events, or other factors;

(iv) to establish or verify the extent of satisfaction of any conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Incentive Award;

(v) to prescribe and amend the terms of the award agreements or other documents evidencing Incentive Awards made under this Plan (which need not be identical);

(vi) to determine whether, and the extent to which, adjustments are required pursuant to Section 12;

(vii)to interpret and construe this Plan, any policies under this Plan and the terms and conditions of any Incentive Award granted hereunder, and to make exceptions to any provisions for the benefit of the Company;

(viii) to delegate any portion of its authority under the Plan to make Incentive Awards to an executive officer of the Company, subject to any conditions that the Committee may establish, and

(ix) to make all other determinations deemed necessary or advisable for the administration of this Plan.

(b) The Committee shall have the power to amend the terms of previously granted Incentive Awards that were granted by that Committee so long as the terms as amended are consistent with the terms of the Plan and provided that the consent of the Participant is obtained with respect to any amendment that would be detrimental to him or her, except that the consent will not be required if the amendment is for the purpose of complying with Rule 16b-3, Code section 409A or any other section or requirement of the Code applicable to the Incentive Award. Notwithstanding any other provision of the Plan to the contrary, no Modification shall be made to any Option, if such Modification would result in the Option constituting a deferral of compensation or having an additional deferral feature within the meaning of Prop. Treas. Regs. § 1.409A-1(b)(5)(v)(A). Subject to the last sentence of this subsection 13(b), a "Modification" shall mean any change in the terms of the Option (or change in the terms of the Plan or applicable agreement) that may provide the holder of the Option with a direct or indirect reduction in the Option exercise price, or an additional deferral feature, or an extension or renewal of the Option, regardless of whether the holder in fact benefits from the change in terms. An extension of an Option refers to the granting to the holder of an additional period of time within which to exercise the Option beyond the time originally prescribed. A renewal of an Option is the granting by the Company of the same rights or privileges contained in the original Option on the same terms and conditions. Notwithstanding the above, it is not a Modification to change the terms of an Option in any of the ways or for any of the purposes specifically described in Prop. Treas. Regs. § 1.409A-1(b)(v) as not resulting in a modification, extension or renewal of a stock right, or the granting of a new stock right, for purposes of that section.

(c) The interpretation and construction of any provision of the Plan by the Committee shall be final and conclusive as to any Participant. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(d) A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

(e) The Committee may delegate the administration of the Plan to an officer or officers of the Company, and the administrator(s) may have the authority to execute and distribute agreements or other documents evidencing or relating to Incentive Awards granted by the Committee under this Plan, to maintain records relating to the grant, vesting, exercise, forfeiture or expiration of Incentive Awards, to process or oversee the issuance of shares of Company Stock upon the exercise, vesting and/or settlement of an Incentive Award, to interpret the terms of Incentive Awards and to take any other actions as the Committee may specify, provided that in no case shall any administrator be authorized to grant Incentive Awards under the Plan. Any action by an administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any administrator, provided that the actions and interpretations of any administrator shall be subject to review and approval, disapproval or modification by the Committee.

14. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows (a) if to the Company—at the principal business address of the Company to the attention of the Corporate Secretary of the Company; and (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

15. Interpretation. The Plan is intended to operate in compliance with the provisions of Securities and Exchange Commission Rule 16b-3 and to facilitate compliance with, and optimize the benefits from, Code section 162(m) and Code section 409A. The terms of this Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury of the United States or his or her delegate relating to the qualification of Incentive Stock Options under the Code. If any provision of the Plan conflicts with any such regulation or ruling, then that provision of the Plan shall be void and of no effect. The terms of this Plan shall be governed by the laws of the State of Pennsylvania.

EXHIBIT 31.1

Certifications

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Nicholas Csendes, certify that:

1. I have reviewed this report on Form 10-K of Ansoft Corporation, the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control of financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 2, 2006

By: /s/ Nicholas Csendes
Nicholas Csendes
President and Chief Executive Officer

EXHIBIT 31.2

Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas A.N. Miller, certify that:

1. I have reviewed this report on Form 10-K of Ansoft Corporation, the registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control of financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 2, 2006

By: /s/ Thomas A.N. Miller
Thomas A.N. Miller
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Ansoft Corporation (the "Company") on Form 10-K for the year ended April 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nicholas Csendes, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 2, 2006

By: /s/ Nicholas Csendes
Nicholas Csendes
President and Chief Executive Officer

Date: June 2, 2006

By: /s/ Thomas A.N. Miller
Thomas A.N. Miller
Chief Financial Officer

This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

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FFICERS

licholas Csendes
resident and Chief Executive Officer

oltan J. Cendes, Ph.D.
hairman of the Board
nd Chief Technology Officer

homas A. N. Miller
hief Financial Officer

OARD OF DIRECTORS

oltan J. Cendes, Ph.D.
hairman of the Board
nd Chief Technology Officer

licholas Csendes
resident and Chief Executive Officer

eter Robbins
ormer Senior Vice President,
ranklin Portfolio Associates

ohn N. Whelihan
ormer Vice President,
un Life of Canada

aul Quast
lanaging Partner,
ernick and Lifson

ORPORATE/INVESTOR INFORMATION

he annual meeting of stockholders will be held on eptember 06, 2006, at Ansoft Corporation Headquarters, ittsburgh, Pennsylvania.

orm 10-K

or copies of Ansoft's annual report, as filed with the ecurities and Exchange Commission on form 10-K, submit written request by mail or e-mail:

ivestor Relations, Ansoft Corporation
25 West Station Square Drive, Suite 200
ittsburgh, Pennsylvania 15219-1119 USA
@ansoft.com

ransfer Agent

merican Stock Transfer and Trust Co.
lew York, NY

tock Listing

nsoft Corporation's common stock is listed on the NAS-
AQ Stock Market under the symbol "ANST".

orporate Headquarters

25 West Station Square Drive, Suite 200
ittsburgh, Pennsylvania 15219-1119 USA
12-261-3200

ANSOFT

ANSOFTCORPORATION

CORPORATE HEADQUARTERS
225 West Station Square Drive, Suite 200
Pittsburgh, Pennsylvania 15219-1119 USA
T: 412-261-3200 **F:** 412-471-9427 **W:** www.ansoft.com